June 10, 2020

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention: Tim Levenberg, Special Counsel

Irene Barberena-Meissner, Staff Attorney

Re: Boomer Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 24, 2020

File No. 333-237087

Dear Mr. Levenberg and Ms. Barbarena-Meissner:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Boomer Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on March 11, 2020 (the “Registration Statement”) provided in your letter dated May 7, 2020 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 1 to Registration Statement on Form S-1 filed on March 11, 2020. Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 1 to Form S-1 filed April 24, 2020
Company Overview, page 1

1.	We note your response to our prior comment 1. Based on your revisions, it appears that your products do not require FDA approval. If this is the case, state so clearly and provide related risk disclosure at an appropriate place in the filing.

We have revised the registration statement to include the following disclosures (additions in red):

GOVERNMENT REGULATION

We believe we are in compliance with applicable federal, state and other regulations and that we have compliance programs in place to ensure compliance going forward. There are no regulatory notifications or actions pending.

Certain of our products are considered supplements and are regulated in the U.S. either as food or dietary supplements. The formulation manufacturing, packaging, labeling, advertising, distribution and sale (hereafter, "sale" or "sold" may be used to signify all of these activities) of dietary supplements such as those sold by the Company are subject to regulation by one or more federal agencies, principally the Food and Drug Administration (the "FDA") and the Federal Trade Commission (the "FTC"), and to a lesser extent the Consumer Product Safety Commission and United States Department of Agriculture. The Company's activities are also regulated by various governmental agencies for the states and localities in which the Company's products are sold, as well as by governmental agencies in certain countries outside the United States in which the Company's products are sold. Among other matters, regulation by the FDA and FTC is concerned with product safety and claims made with respect to a product's ability to provide health-related benefits.

Federal agencies, primarily the FDA and FTC, have a variety of procedures and enforcement remedies available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labeling or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizures, imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority. These federal and state agencies have in the past used these remedies in regulating participants in the dietary supplements industry, including the imposition by federal agencies of civil penalties in the millions of dollars against a few industry participants. There can be no assurance that the regulatory environment in which the Company operates will not change or that such regulatory environment, or any specific action taken against the Company, will not result in a material adverse effect on the Company. In addition, increased sales of, and publicity about, dietary supplements may result in increased regulatory scrutiny of the dietary supplements industry.

The Dietary Supplement Health and Education Act ("DSHEA") was enacted in 1994, amending the Federal Food, Drug and Cosmetic Act. The Company believes DSHEA is generally favorable to consumers and to the dietary supplement industry. DSHEA establishes a statutory class of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. Dietary ingredients on the market as of October 15, 1994 do not require the submission by the manufacturer or distributor to the FDA of evidence of a history of use or other evidence of safety establishing that the ingredient will reasonably be expected to be safe, but a dietary ingredient which was not on the market as of October 15, 1994 may need to be the subject of such a submission to FDA at least 75 days before marketing. Among other things, DSHEA prevents the FDA from regulating dietary ingredients in dietary supplements as "food additives" and allows the use of statements of nutritional support on product labels. The FDA has issued proposed and final regulations in this area and indicates that further guidance and regulations are forthcoming. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredient we may decide to use. The FDA’s refusal to accept such evidence could result in regulation of such dietary ingredients as food additives, requiring the FDA pre-approval based on newly conducted, costly safety testing.

Moreover, there can be no assurance that the FDA will not consider particular labeling statements used by us to be drug claims rather than acceptable statements of nutritional support, necessitating approval of a costly new drug application, or re-labeling to delete such statements. It is also possible that the FDA could allege false statements were submitted to it if structure/function claim notifications were either non-existent or so lacking in scientific support as to be plainly false.

The FDA has issued a proposal to regulate the sale of products containing the herb "ma huang" (also known as ephedra), a natural ingredient that contains a small percentage of ephedrine alkaloids. Various states and localities also have proposed or adopted restrictions on the sale of ephedra.

In November 1998, the FTC announced new advertising guidelines specifically for the dietary supplement industry, entitled "Dietary Supplements: An Advertising Guide for Industry." These guidelines reiterate many of the policies the FTC has previously announced over the years, including requirements for substantiation of claims made in advertising about dietary supplements.

The FDA has announced its intent to issue proposed Good Manufacturing Practices regulations for the dietary supplement industry. The FDA has published the industry's proposed GMP guidelines, but has not yet published its own proposed regulations for public comment.

The FTC regulates the marketing practices and advertising of all our products. In recent years, the FTC instituted enforcement actions against several dietary supplement companies for false and misleading marketing practices and advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. Under FTC standards, the dissemination of any false advertising constitutes an unfair or deceptive act or practice actionable under Section 45 of the Fair Trade Commission Act and a false advertisement actionable under Section 52 of that Act. A false advertisement is one that is “misleading in a material respect.” In determining whether an advertisement or labeling information is misleading in a material respect, the FTC determines not only whether overt and implied representations are false but also whether the advertisement fails to reveal material facts. Under the FTC’s standards, any health benefit representation made in advertising must be backed by “competent and reliable scientific evidence” by which the FTC means: “tests, analyses, research studies, or other evidence based upon the expertise of professionals in the relevant area, that have been conducted and evaluated in an objective manner by persons qualified to do so, using procedures generally accepted by the profession to yield accurate and reliable results.”

The FTC has increased its review of the use of the type of testimonials that may be used to market our products. The FTC requires competent and reliable evidence substantiating claims and testimonials at the time that such claims of health benefit are first made. The failure to have this evidence when product claims are first made violates the Federal Trade Commission Act. Although the FTC has never threatened an enforcement action against the Company for the advertising of its products, there can be no assurance that the FTC will not question the advertising for our products in the future.

We believe we are currently in compliance with all applicable government regulations. We cannot predict what new legislation or regulations governing our operations will be enacted by legislative bodies or promulgated by agencies that regulate its activities. The FDA is expected to increase its enforcement activity against dietary supplements that it considers to be in violation of FFD&CA. In particular, the FDA is increasing its enforcement of DSHEA provisions. Those activities will be enhanced by the appropriation for increased FDA budgets for dietary supplement regulation enforcement.

We believe we may become subject to additional laws or regulations administered by the FDA or other federal, state, or foreign regulatory authorities. We also believe the laws or regulations which are considered favorable may be repealed, or more stringent interpretations of current laws or regulations may be implemented. Any or all of such requirements could be a burden to us. Future regulations could require us to:

·                     change the way we conduct business;

·                     use expanded or different labeling;

·                     recall, reformulate or discontinue certain products;

·                     keep additional records;

·                     increase the available documentation of the properties of its products; and/or

·                     increase the scientific proof of product ingredients, safety, and/or usefulness.

The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect such additional regulation, when and if it occurs, would have on its business in the future. Such additional regulation could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products, additional record keeping, expanded documentation of the properties of certain products, revised, expanded or different labeling and/or additional scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company.

In addition, the Issuer has included the following Risk Factors:

Risks Related to Government Regulation

Complying with new and existing government regulation, both in the U.S. and abroad, could increase our costs significantly and adversely affect our financial results.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the Department of Agriculture and the EPA, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products. Some agencies, such as the FDA or state agencies, could require us to remove a particular product from the market, delay or prevent the import of raw materials for the manufacture of our products, or otherwise disrupt the marketing of our products. Any such government actions would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, which additional costs could be material. Any such government actions also could lead to liability, substantial costs and reduced growth prospects. Moreover, there can be no assurance that new laws or regulations imposing more stringent regulatory requirements on the dietary supplement industry will not be enacted or issued. In addition, complying with adverse event reporting requirements imposes additional costs on us, which costs could become significant in the event more demanding reporting requirements are put into place.

From time to time, additional and more stringent regulations of dietary supplements and other products have been considered. These developments may require reformulation of certain products to meet new standards, recalls of products currently on the market and/or discontinuance of certain products that cannot be reformulated, additional record-keeping requirements, increased documentation of the ingredients of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting, or other new requirements. These developments also could increase our costs significantly. See Item 1. "Description of Business—Government Regulations" for additional information.

We may be exposed to legal proceedings initiated by regulators or third parties either in the United States or abroad which could increase our costs and adversely affect our reputation, revenues and operating income.

In the United States and abroad, non-compliance with relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. As manufacturers of nutraceutical products, our products are regulated by various governments and it is common for regulators to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. Failures by us or our subsidiaries to comply with applicable legislation could occur from time to time and prosecution for any such violations could have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, we are subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on our liquidity, financial condition and cash flows.

2.	You disclose that you have established exclusive arrangements with "non-Chinese" medical supplies manufacturers mainly focusing on face masks, linens, bedding, gloves, and gowns, and that you have been "receiving approximately 1,000 online orders per day for facemasks and hand sanitizers a number of larger, wholesale orders." Please revise your disclosure to describe the material terms of these arrangements.

The Issuer has revised the disclosure to state that the relationship is an exclusive distributor relationship with an unrelated third party in Viet Nam which has agreements with Vietnamese suppliers to be the sole U.S. based customer of the manufacturers provided the Issuer meets certain minimum orders.

Risk Factors, page 4

3.	In the Form 10-Q you filed on April 29, 2020, you disclose at page 28 that your disclosure controls and procedures are ineffective due to material weaknesses you mention. Please provide corresponding disclosure in a new risk factor under an appropriate caption, along with updated information regarding any steps you have taken to address the weaknesses in the intervening period.

The Issuer has included the following Risk Factor:

We have identified a material weakness in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we maintain internal control over financial reporting that meets applicable standards. We may err in the design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no assurance that all control issues have been or will be detected. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and a decrease in our stock price.

In our quarterly report on Form 10-Q for the period ended January 31, 2020, we reported that the evaluation of our internal controls performed by our Chief Executive Officer and Executive Vice President concluded that our disclosure controls and procedures are not designed at a reasonable assurance level and are ineffective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Executive Vice President, as appropriate, to allow timely decisions regarding required disclosure. The material weaknesses we identified was a lack of sufficient personnel in our accounting and financial reporting functions. As a result, we were not able to achieve adequate segregation of duties and were not able to provide for adequate reviewing of the financial statements. This control deficiency, which is pervasive in nature, results in a reasonable possibility that material misstatements of the financial statements will not be prevented or detected on a timely basis.

To remediate such material weakness, we have engaged external advisors with requisite skills in both technical accounting and internal control over financial reporting and to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. While we continue to implement our remediation plan, we cannot assure you we will address the underlying causes of the material weakness or that we will not identify other control deficiencies.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, we may continue to be unable to report our financial results accurately or in a timely manner, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price.

While we expect to fully remediate the material weakness, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position. We cannot be certain that any measures we undertake will successfully remediate the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful, or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

Selling Stockholders, page 21

4.	We note your response that Boomer Natural Holdings, Inc. has agreed to distribute 6,231,243 shares to the stockholders of Boomer Naturals, Inc. designated as “Distribution Shares” in the Selling Stockholder table upon the effectiveness of the registration statement and that the Selling Stockholders are currently stockholders of Boomer Naturals, Inc., and do not presently hold any shares of your common stock. Based on your response and the revised disclosure, it does not appear that the private placement was completed at the time you initially filed the registration statement. For guidance, please refer to Securities Act Sections Compliance & Disclosure Interpretation 134.01. Please remove from the registration statement any shares which you had not issued to selling stockholders prior to March 11, 2020, or advise.

The Issuer has removed the “Distribution Shares” and the Selling Shareholders that hold them from the Registration Statement and has updated the Registration Statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

5.	An April 15th PR Newswire press release which lists the company as its source includes many statements from you and your CEO relating to positive expectations concerning your margins, run-rate, cash flow, and other aspects of Boomer Holdings’ results of operations in the near term and in future periods. However, none of these forecasts or related expectations are discussed in the amended prospectus or the Form 10-Q. Please advise what consideration you have given to including this information in the prospectus insofar as it appears to reflect your current views regarding your business. Also, please provide in your response letter appropriate substantiation for each of the statements.

While the Issuer is confident of the release of these forecasts, the Issuer has elected not to include these projections in the prospectus. The Issuer has, however, updated the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss this guidance as well as its product margins of both the Issuer’s CB5 products, which is at higher margins, and wholesale face coverings and PPE, which is at a lower margin. The blended average is consistent with the representations contained in the press release.

With respect to the annual projected revenues, gross sales for May 2020 are approximately $3.5 million which on an annualized basis is consistent with the guidance. In addition, the Issuer has begun providing products to a number of additional, wholesale accounts which it anticipated acquiring as of the date of the press release. These accounts, combined with the likely reopening of Tommy Bahama retail stores in the near future after the COVID-19 shutdown, suggests the projected guidance is very reasonable, and possibly a bit conservative.

Item 16. Exhibits and Financial Statement Schedules, page 34

6.	Please file as exhibits to your registration statement copies of your line of credit agreements, including those entered into on July 1, 2019, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

The Issuer has filed all copies of the line of credit agreements to the Registration Statement.

Exhibit 23.1 Consent of Benjamin Ko, page 34

7.	Please obtain and file a currently dated consent from your independent registered public accounting firm with your next amendment.

An updated consent from the Issuer’s independent accounting firm has been provided.

2. Summary of Significant Accounting Polices

Recent accounting pronouncement not yet effective, page F-9

8.	We partially reissue comment 15. Please revise your disclosures to clarify your adoption of ASC 606. If you have not adopted the standard, please tell us when you intend to adopt and how this corresponds with the effective dates outlined in ASU 2015-14.

The Issuer has revised the disclosure to provide the following:

Recent accounting pronouncement ~~not yet effective~~

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020. The Company adopted ASC 842 (ASU 2016-02). The adoption of ASC 842 resulted in recording an adjustment to operating lease right of use assets and operating lease liabilities of $1,214,052 million and $1,251,896 million, respectively as of December 31, 2019. The difference between the operating lease ROU assets and operating lease liabilities at transition represented tenant improvements, and indirect costs that was derecognized. The adoption of ASC 842 did not materially impact our results of operation, cash flows, or presentation thereof.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)” – In August 2016, the FASB issued 2016-15. Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019. Early adoption is permitted. Adoption of this ASU will not have a significant impact on our statement of cash flows.

FASB ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers” - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. ASU 2014-09 becomes effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period; early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) — Deferral of the Effective Date (ASU 2015-14), which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. In 2016, the FASB issued additional guidance to clarify the implementation guidance (ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU 2016-20 (Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company adopted the new guidance and the Company did not require to restate prior period information for the effects of the new standard, nor did the Company adjust the opening balance of its accumulated deficit to account for the implementation of the new requirements of this standard. The adoption did not have impact on the financial statements.

~~FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications.~~

~~This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. We are currently assessing the potential impact this standard will have on our financial statements and related disclosures.~~

Additional Information

In addition to the responses to the comments above, the Issuer would like to apprise the Commission of the following information regarding the Issuer, its operations, the scientific research involving CB5 and the status of its FDA compliance.

a.	Attached as Annex A is a copy of a letter from Marc C. Sanchez, Esq. who reviewed the labeling of the Issuer’s products and determined that all the ingredients were assessed for FDA compliance and were found suitable for use in human food supplements.

b.	Attached as Annex B is a catalog of the Issuer’s CB5 products and the research results related to the benefits of the ingredients contained in such products.

c.	Attached as Annex C is a letter from Dr. Markus Chwajol to the Issuer describing his experiences with CB5. Br. Chwajol is as follows: Dr. Markus Chwajol is a neurosurgeon currently employed by the Department of Neurosurgery at the University of Illinois in Chicago. In 1993, he was accepted to Columbia University and graduated Cum Laude with a B.S. degree in Neuroscience and Behavior in 1998. He earned his M.D. degree from SUNY Downstate College of Medicine in 2002. After graduating from medical school, he secured a residency position in neurosurgery at Montefiore Medical Center, the teaching hospital of Albert Einstein University in New York, and completed the Residency Program in 2009. After residency he continued to expand his training and was accepted into a one-year Fellowship in cerebrovascular neurosurgery at the Department of Neurosurgery of the University of Illinois at Chicago, from which he graduated in 2010. Dr. Chwajol has developed a variety of all-natural supplements and beverages and is considered a health & nutrition expert.

d.	Following are links to the FDA GRAS List of the terpenes contained in the Issuer’s CB5 products:

Alpha-Pinene

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=PINENEalpha

Beta-Myrcene

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=MYRCENE

Linalool

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=LINALOOL&sort=Sortterm&order=ASC&startrow=1&type=basic&search=Linalool

Limonene

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=LIMONENEDL&sort=Sortterm&order=ASC&startrow=1&type=basic&search=Limonene

Beta Caryophyllene

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=CARYOPHYLLENE&sort=Sortterm&order=ASC&startrow=1&type=basic&search=Beta%2Dcaryophyllene

Cacao (Source of Anandamide)

https://www.accessdata.fda.gov/scripts/fdcc/index.cfm?set=FoodSubstances&id=COCOAEXTRACT

The Issuer hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Mike Quaid

Mike Quaid, CEO

ANNEX A

FDA ATTY

CONTRACT IN-HOUSE COUNSEL & CONSULTANTS, LLC

December 10, 2019

To Whom It May Concern:

My name is Marc Sanchez. I am a food and drug attorney in private practice. I also teach food law at Northeastern University and write Food Law for Non-Lawyers (ISBN 978-3-319-12471-1) among other books, articles and interviews.

My firm was engaged to act as regulatory counsel for Boomer Naturals. As regulatory counsel, I have reviewed the Company’s product labeling along with a focus on compliance with both Food and Drug Administration (FDA) and Federal Trade Commission (FTC) statutes and regulations. The following provides an overview of some of the reasons as to why the Company’s product labeling is deemed to be FDA and FTC compliant and consequently appropriate for stocking on the shelves.

All labeling of Company’s dietary supplements, pet foods, and cosmetics products were reviewed to mitigate reclassification by the FDA as a new unapproved drug. New drug (or disease) claims are a short-hand for saying structure/function claims related to a particular product, cross the permitted line, from dietary supplements, to a new unapproved drug. The inclusion of any structure-function claim on animal foods or cosmetics is prohibited. The labels appropriately employ structure/function claims on dietary supplements and avoids any drug claims on cosmetics or pet foods. The approach mitigates the risk of the labels being reclassified as drugs.

Finally, all ingredients were assessed for compliance with FDA regulation and found suitable for use in human foods and supplements and animal feed.

Kind Regards,

Marc C. Sanchez, Esq.

Contract In-House Counsel

Boomer Naturals

Food Medical Device Dietary Supplements

Research Traingle, NC | Washinton D.C

Ph.202.765.4491 | Fax 202.464.2529

www.fdaatty.com

ANNEX B

Cinnamon CB5 Anytime Tincture

Claim: Immune Health

Ingredients:

B-Caryophyllene

This study show ““A wide range of medicinal and Aromatic Plants (MAPs) have been explored for their essential oils in the past few decades. Essential oils are complex volatile compounds, synthesized naturally in different plant parts during the process of secondary metabolism. Essential oils have great potential in the field of biomedicine as they effectively destroy several bacterial, fungal, and viral pathogens. The presence of different types of aldehydes, phenolics, terpenes, and other antimicrobial compounds means that the essential oils are effective against a diverse range of pathogens. The reactivity of essential oil depends upon the nature, composition, and orientation of its functional groups. The aim of this article is to review the antimicrobial potential of essential oils secreted from MAPs and their possible mechanisms of action against human pathogens. This comprehensive review will benefit researchers who wish to explore the potential of essential oils in the development of novel broad-spectrum key molecules against a broad range of drug-resistant pathogenic microbes”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5206475/)

Studies suggest, “beta-Caryophyllene reduces inflammation associated with multiple sclerosis and immune system dysfunction (http://www.mdpi.com/1420-3049/19/8/12814/html)

 Beta-Caryophyllene reduces the inflammatory and plaque buildup associated with the PPAR pathway in Alzheimer's disease. “The activation of cannabinoid receptor 2 (CB2) has the beneficial effect of reducing neuroinflammatory response in the treatment of Alzheimer's disease (AD) and is suggested to trigger the peroxisome proliferator-activated receptor-γ (PPARγ) pathway; agonists of both receptors improve AD. Recently, the plant metabolite β-caryophyllene was shown to selectively bind to CB2 receptor and act as a full agonist. In this study, we examined the anti-inflammatory effect of β-caryophyllene in a transgenic APP/PS1 AD model and analyzed whether this effect was mediated by CB2 and PPARγ. As a result β-Caryophyllene, given orally, prevented cognitive impairment in APP/PS1 mice, and this positive cognitive effect was associated with reduced β-amyloid burden in both the hippocampus and the cerebral cortex. Moreover, β-caryophyllene reduced astrogliosis and microglial activation as well as the levels of COX-2 protein and the mRNA levels of the proinflammatory cytokines tumor necrosis factor-α and interleukin-1β in the cerebral cortex. The use of the CB2 antagonist AM630 or the PPARγ antagonist GW9662 significantly reversed the protective effects of β-caryophyllene on APP/PS1 mice.These results demonstrate that the anti-inflammatory effect of the sesquiterpene β-caryophyllene involves CB2 receptor activation and the PPARγ pathway and suggest β-caryophyllene as an attractive molecule for the development of new drugs with therapeutic potential for the treatment of AD”. (https://www.ncbi.nlm.nih.gov/pubmed/25171128/)

Cocoa - Gene Expression & Immune Response-

Further, Cocoa consumption may stimulate changes in redox-sensitive signaling pathways involved in gene expression and the immune response. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4145303/#B10-nutrients-06-03202)

Immunomodulatory and Anti-Allergic Effect In Pepper

The immunomodulatory potential of piperine have demonstrated promising potential. Bezerra et al. [9] reported that the incubation of tumor cell lines with 5-fluorouracil (5-FU) in the presence of piperine produced an increase in growth inhibition, observed by lower IC50 values for 5-FU. At the same time, leucopoenia induced by treatment with 5-FU was reduced by the combined use with piperine, showing improved immunocompetence hampered by 5-FU [9]. In the study of Bernardo et al. [10], which evaluated the effect of piperine to B cell functioning and on the humoral immune response to T-un/dependent antigens, it was found that, in vitro, it inhibits proliferative response induced by lipopolysaccharide (LPS) and immunoglobulin α-IgM antibody. Also, piperine resulted in inhibition of IgM antibody secretion and reduced expression of cluster of differentiation CD86 [10]. A recent study of Lee et al. demonstrated that piperine in combination with gamma-aminobutyric acid (GABA) mediated p38 and JNK MAPK activation, which increased EPO and EPO-R expression, resulting in up-regulation of IL-10 and NF-κB [11]. In addition to immunomodulation, piperine exhibits significant anti-allergic activity in ovalbumin-induced allergic rhinitis in mice. Piperine significantly ameliorated sneezing, rubbing, and redness induced by sensitization of nerve endings resulted from histamine released in response to antigen-antibody reaction [12], but also decreased nitric oxide (NO) levels due to lower migration of eosinophils into nasal epithelial tissue. As in the histopathological section of the nasal mucosa, it was found that piperine treatment attenuated inflammation, redness, and disruption of alveoli and bronchiole [12]. In an ovalbumin-induced asthma model, the administration of piperine decreased the Appl. Sci. 2019, 9, 4270 3 of 29 infiltration of eosinophils and reduced airway hyperresponsiveness by suppressing T cell activity and Th2 cytokine production [13]Anti-Diabetic Effect Piperine enhances hepatic oxidized glutathione (GSSG, by 100%) and decreases renal glutathione (GSH, by 35%) concentration and renal glutathione reductase (GR) activity (by 25%) in streptozotocin-induced diabetic rats when compared to healthy controls [14]. Brahmanaidu et al. [15] reported that piperine would suppress the body weight, and improve insulin and leptin sensitivity, thereby regulating obesity. In the study of twenty piperine derivatives containing benzothiazole moiety, nine piperine analogs exhibited higher anti-diabetic activity, in comparison with the standard, rosiglitazone [16]. Piperine exhibits anti-hyperglycemic activity in alloxan-induced diabetic mice since significant blood glucose-lowering effect was registered after 14 days of oral intake at a dose of 20 mg/kg. On the other hand, the same study showed that high dose (40 mg/kg) acutely raise blood glucose level [17]. Another confirmation of piperine’s ability to increase the efficacy of various drugs was demonstrated with respect to those used to treat diabetes. In another study, on alloxan-induced diabetic rats, the combination of piperine with a therapeutic dose of metformin (10 mg/kg + 250 mg/kg) showed a significantly higher lowering of blood glucose level as compared to metformin alone on both the 14th and 28th day [18]. On streptozotocin-induced diabetic rats, the combination of piperine and glimepiride increased all the pharmacokinetic parameters (Cmax, AUC0-n, AUCtotal, T1/2, MRT, and decreased the clearance, Vd) and improved overall antioxidant status [19]. Piperine reduces ligand-induced liver X receptor α activity in a dose-dependent manner, showing its role as its antagonist, while its dietary effects in high-fat-diet (HFD, +0.05% piperine) rats showed decreased plasma insulin and glucose concentrations and increased insulin sensitivity [20]. Consequently, it downregulates genes involved in endoplasmic reticulum stress and upregulates GLUT2. Piperine inhibits the adipocyte differentiation of 3T3-L1 cells by decreasing master adipogenic transcriptional factors PPARγ, SREBP-1c, and C/EBPβ, leading to inhibition of adipogenesis [21]. It was reported that piperine inhibits uridine diphosphate-glucose dehydrogenase (UDP-GDH), UDP-glucuronosyltransferase (UDP-GT) and decreases UDP-glucuronic acid (UDPGA) in rat and guinea pig liver and intestine [22]. Piperine reduces total plasma cholesterol, low density lipoprotein (LDL) cholesterol, very low-density lipoprotein (VLDL), the activity of 3-hydroxy 3-methyl glutaryl coenzyme A (HMG CoA) reductase in the tissues, and increases lipoprotein lipase (LPL) and plasma lecithin cholesterol acyl transferase (LCAT). All these effects consequently result with the prevention of the plasma lipids and lipoproteins accumulation in antithyroid drug-induced hypercholesterolemic rats [23]”. ( Author Contributions: All authors (Z.S.-R., M.P., M.D., A.A., N.V.A.K., B.S., W.C.C., and J.S.-R.) contributed equally to this work. Z.S.-R., M.P,

(file:///C:/Users/SalesGuest/Downloads/applsci-09-04270.pdf)

Cinnamon Oil – Improves energy and focus by reducing Oxidative stress

“Cinnamon treatment upregulates neuroprotective proteins Parkin and DJ-1 and protects dopaminergic neurons in a mouse model of Parkinson's disease. [J Neuroimmune Pharmacol. 2014]

Additionally, “The essential oils in Cinnamon and some of the major compounds present in cinnamon, including (E)-cinnamaldehyde, eugenol, and linalool, were investigated in reference to peroxynitrite-induced nitration and lipid peroxidation. Eugenol and the essential oils were more effective than the other two compounds [61]. In a comparative study among 26 spices, cinnamon showed the highest antioxidant activity, indicating that it can be applied as an antioxidant used in foods [62]. Another study investigated the effectiveness of a mixture of spices on oxidative stress markers as well as the antioxidant activity in high fructose-fed insulin-resistant rats. The mixture, which consisted of 1 g/100 g cinnamon bark, showed a significant antioxidant activity compared to the fructose alone group [63]. Volatile oils from C. zeylanicum showed significant biological activities [64]” (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4003790/)

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

- Supports a healthy sleep/wake cycle

Raspberry AM CB5 Tincture

Claim: Energy & Focus

Ingredients:

β-Caryophyllene –

“The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology.”

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5083753/)

Focus/Brain health: By reducing neuroinflammation and increasing antioxidant levels in the brain, BCP can reduce seizures, swelling, and brain damage after a stroke. By improving blood flow to the brain, it can improve vascular dementia. And by activating CB2 receptors (which prevent dopamine loss), BCP can even help prevent Alzheimer’s and Parkinson’s

Cacao Oil – for Concentration

“One may wonder why methylxanthines are so abundant in beverages used by humans for centuries, or in cola-drinks that have been heavily consumed since their appearance. It is likely that humans have stuck to any brew containing compounds with psychoactive properties, resulting in a better daily life, i.e., more efficient thinking, exploring, hunting, etc., however, without the serious side effects of drugs of abuse. The physiological effects of methylxanthines have been known for a long time and they are mainly mediated by the so-called adenosine receptors. Caffeine and theobromine are the most abundant methylxanthines in cacao and their physiological effects are notable. Their health-promoting benefits are so remarkable that chocolate is explored as a functional food. The consequences of adenosine receptor blockade by natural compounds present in cacao/chocolate are here reviewed. Palatability and health benefits of methylxanthines, in general, and theobromine, in particular, have further contributed to sustain one of the most innocuous and pleasant habits: chocolate consumption”. (Franco R, Oñatibia-Astibia A, Martínez-Pinilla E. Health Benefits of Methylxanthines in Cacao and Chocolate. Nutrients. 2013; 5(10):4159-4173.) https://www.mdpi.com/2072-6643/5/10/4159

α-Pinene – for Focus, Neuro-protection.

“Proanthocyanidins are among the most abundant constituents in pine bark extracts (PBEs). This review summarizes medical research on PBEs from Pinus pinaster, Pinus radiata, Pinus massoniana, and other less well characterized species. The precise mechanisms of the important physiologic functions of PBE components remain to be elucidated, but there is evidently great potential for the identification and development of novel antioxidant, anti-inflammatory, cardiovascular, neuroprotective, and anticancer medicines. Although toxicological data for PBEs are limited, no serious adverse effects have been reported. PBEs, therefore, may have potential as nutraceuticals and pharmaceuticals and should be safe for use as food ingredients”. (http://jpet.aspetjournals.org/content/353/1/9.short)

D-Limonene -For Focus

“

Stress is closely linked by its biological mechanisms to inflammation and by its consequences to accelerated aging. Stress triggers a hormonal response along the hypothalamus-pituitary-adrenal (HPA) axis, which can disrupt the ortho/parasympathetic balance essential for a harmonious life. Proper nutrition, adequate physical activity, and limiting the harmful influence of stress play important roles in avoiding the development of disease and promoting healthy aging. d-Limonene, a monoterpene shown to reduce inflammatory parameters in several pre-clinical and clinical models, could also produce an anti-stress action by altering ortho/parasympathetic parameters as well as central neurotransmitter functions. Here we report on a rat model, where a functional observational battery (FOB) was performed by submitting animals to non-pathological stress. d-Limonene or its metabolite perillyl alcohol (POH) were administered per os at a dose of 10 mg/kg. FOB tests were performed 1 hr before gavage and then at 60, 120, and 180 min. These tests confirmed the stressed status of control rats fed vehicle. Conversely, a series of parameters were significantly less disturbed in treated rats, who retained a better activity and displayed less signs of stress. These effects were more pronounced and sustained after ingestion of d-limonene than POH, suggesting the role of endogeneous metabolization of the terpene. These studies show that d-limonene exerts, through its metabolite POH, a significant anti-stress action measurable by behavioral and physiologic parameters under the influence of the nervous system. In addition to its anti-inflammatory effects, a beneficial role as an anti-stress substance could thus be claimed for d-limonene used as a dietary supplement”. (https://www.ncbi.nlm.nih.gov/pubmed/24125633)

Black Pepper Oil – For Energy

The black pepper (Piper nigrum L) vine and its extracts have been used as a folk medicine in a variety of cultures and are the source of the most common used spice worldwide. The chemical piperine is a major bioactive component present in black pepper (and white pepper as well) that has numerous reported physiological and drug-like actions. The scientific literature provides evidence that black pepper may have health benefits, particularly in enhancing digestive tract function. There is suggestive evidence that black pepper piperine may have nervous system benefits and may influence body energy usage in rats. Preliminary evidence in cell culture studies suggests that black pepper contains antioxidant constituents and possesses anti-inflammatory and antimicrobial properties. An overview of major uses for black pepper is presented here, and the strength of the evidence is graded’. (https://journals.lww.com/nutritiontodayonline/Abstract/2010/01000/Black_Pepper__Overview_of_Health_Benefits.8.aspx)

MCT Oil – For Energy

MCT oil has been dubbed a super fuel since your body absorbs MCTs more rapidly than long-chain triglycerides (LCTs), which contain more carbons in their fatty acid chains (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2874191/

“Medium Chain Triglycerides (MCT) is a dietary supplement and usually used along with medications for treating food absorption disorders including diarrhea, steatorrhea and liver disease. It has been shown that MCT plays a role in lowering weight, and decreasing metabolic syndrome, abdominal obesity and inflammation. However, it is still unknown whether MCT enhances exercise endurance. Here, we demonstrated that MCT containing diet improves high temperature induced exercise performance impairment. We found that MCT up-regulates the expression and protein levels of genes involved in mitochondrial biogenesis and metabolism. Further investigation demonstrated that the increased mitochondrial biogenesis and metabolism is mediated through the activation of Akt and AMPK signaling pathways and inhibition of TGF-β signaling pathway. Collectively, our findings indicate a beneficial effect of dietary MCT in exercise performance through the increase of mitochondrial biogenesis and metabolism.”

( https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5805166/)

Raspberry Oil –

“Consuming a diet rich in fruits and vegetables is associated with a reduced risk of several noncommunicable age- and lifestyle-related diseases, including cardiovascular disease (CVD)5, type 2 diabetes mellitus (T2DM), Alzheimer disease, and cancer (1). The underlying mechanisms continue to be intensely studied; however, risk factor reduction by maintaining or reestablishing “normal” cellular and tissue function is critical to this end. Components of fruits and vegetables that influence the cellular processes that affect pathophysiological (risk) factors may decrease the likelihood of developing chronic diseases. Recent hypotheses have focused on testing health-promoting attributes of fruits and vegetables, such as polyphenols, carotenoids, and other phytochemicals with biological activity.

Red raspberries are becoming increasingly appreciated for their culinary versatility and for their many other applications. This is likely because of increasing consumer interest in health and wellness in parallel with increasing research publications and media communications that describe the unique nutrient and phytochemical composition of red raspberries and their potential role in mitigating disease risk. The key areas of interest in biology include cancer, CVD, diabetes mellitus (DM), and a few publications on body weight changes and neurodegeneration. Other areas of research interest have included the bioavailability of specific components of red raspberries, including the characterization of their metabolites, effects on oxidative stress and inflammation markers, and assessment of their antimicrobial properties—the last of which has potential applications in food safety as well as in human health. Much of the work in these respective areas has been conducted in in vitro cell culture systems, although animal and human studies have been steadily on the rise”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4717884/)

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes increased energy and focus

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

Blueberry PM CB5 Tincture

Claim: Relax & Sleep

Ingredients:

β-Caryophyllene – For Relaxation,

“Caryophyllene is a major component in the essential oils of various species of medicinal plants used in popular medicine in Brazil. It belongs to the chemical class of the sesquiterpenes and has been the subject of a number of studies. Here, we evaluated the effects of this compound in airway smooth muscle. The biological activities of trans-caryophyllene were examined in isolated bath organs to investigate the effect in basal tonus. Electromechanical and pharmacomechanical couplings were evaluated through the responses to K+ depolarization and exposure to acetylcholine (ACh), respectively. Isolated cells of rat tracheal smooth muscle were used to investigate trans-caryophyllene effects on voltage-dependent Ca2+ channels by using the whole-cell voltage-clamp configuration of the patch-clamp technique. trans-Caryophyllene showed more efficiency in the blockade of electromechanical excitation-contraction coupling while it has only minor inhibitory effect on pharmacomechanical coupling. Epithelium removal does not modify tracheal smooth muscle response elicited by trans-caryophyllene in the pharmacomechanical coupling. Under Ca2+-free conditions, pre-exposure to trans-caryophyllene did not reduce the contraction induced by ACh in isolated rat tracheal smooth muscle, regardless of the presence of intact epithelium. In the whole-cell configuration, trans-caryophyllene (3 mM), inhibited the inward Ba2+ current (IBa) to approximately 50% of control levels. Altogether, our results demonstrate that trans-caryophyllene has anti-spasmodic activity on rat tracheal smooth muscle which could be explained, at least in part, by the voltage-dependent Ca2+ channels blockade.

In conclusion, we have clearly demonstrated that trans-caryophyllene has anti-spasmodic activity on trachealis muscle. We also demonstrated by means of direct electrophysiological measurements (using the patch-clamp method) that trans-caryophyllene-induced blockade of Ca2+ influx through voltage-dependent Ca2+ channels. The provided information that will certainly enrich the pharmacological profile of trans-caryophyllene, a substance that thus appears as a candidate worthy of more investigations envisaging its pharmacotherapeutic use”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6268956/)

Cacao Oil –

“Cacao also contains a high concentration of magnesium. This mineral can suppress the release of the stress hormone known as cortisol. By doing this, magnesium is able to reduce levels of stress which makes you more relaxed and improves mood.”

“Cacao is a source of tryptophan, the precursor to the neurotransmitter serotonin which puts us in a good mood. Cacao stimulates the release of phenylethylamine (PEA) which in turn releases norepinephrine and dopamine. Producing the euphoric effect often associated with a “runner's high”. (https://nootropicsexpert.com/cacao/)

“Cocoa also contains some other compounds with potential biological activity. These are biogenic amines such as serotonin, tryptophan, phenylethylamine, tyrosine, tryptamine and tyramine. The concentration of these compounds increases during fermentation and decreases during roasting and alkalinization. In general, these concentrations are irrelevant in healthy subjects since these compounds are metabolized in the intestinal mucosa, liver and kidneys by the monoamine oxidases (MAO). The effects of biogenic amines are only expressed in people with MAO deficiency and could lead to headaches and increased blood pressure and hence often to chocolate avoidance [b11]. These effects will not be discussed here.

In addition, “a few other compounds with biological activity can be found in cocoa beans and derived products. These are anandamide, an endogenous ligand for the cannabinoid receptor found in low amounts, 0.5 μg g−1, salsolinol and tetrahydro-β-carbolines (THBCs). The latter compounds are found in milk and dark chocolate, and cocoa (5, 20, 25 μg g−1 for salsolinol and 1.4, 5.5 and 3.3 μg g−1 for THBCs, respectively). However, there is no evidence that the consumption of chocolate increases the concentration of these compounds in circulating blood. Finally, magnesium can also be found in cocoa and chocolate (90–100 mg 100 g−1 in cocoa vs. 43–50 mg 100 g−1 in dark chocolate [b11].

In summary, this review will be devoted mostly to the health effects of cocoa and chocolate resulting from the high level of anti-oxidants present in cocoa and chocolate rather considering them as functional foods. This review will try to analyze whether cocoa and chocolate can be considered as nutraceuticals providing health benefits, including the potential prevention of some diseases. Several review articles have been dealing recently with the potential neuroprotective and cognition enhancing properties of flavonoids from various sources [b12–b15]. In the present review we will concentrate on the potential effects of flavonoids from cocoa and chocolate with a particular emphasis on brain activity and potential neuroprotective action. In addition, the effects of chocolate on mood will be considered”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3575938/)

Linalool – For Relaxation

“Linalool is also a critical component in the production of Vitamin E. Relaxation and stress relief are typical in linalool rich strains. Also known to carry anti-anxiety, analgesic and anti-inflammatory properties, linalool can also aid with insomnia due to its sedative nature.Mar 17, 2018 “Aromatherapy uses essential oils (EOs) for several medical purposes, including relaxation. The association between the use of aromas and a decrease in anxiety could be a valuable instrument in managing anxiety in an ever increasing anxiogenic daily life style. Linalool is a monoterpene commonly found as the major volatile component of EOs in several aromatic plant species. Adding to previously reported sedative effects of inhaled linalool, the aim of this study was to investigate the effects of inhaled linalool on anxiety, aggressiveness and social interaction in mice. Additionally, we investigated the effects of inhaled linalool on the acquisition phase of a step-down memory task in mice. Inhaled linalool showed anxiolytic properties in the light/dark test, increased social interaction and decreased aggressive behavior; impaired memory was only seen the higher dose of linalool. These results strengthen the suggestion that inhaling linalool rich essential oils can be useful as a mean to attain relaxation and counteract anxiety”. (https://www.ncbi.nlm.nih.gov/pubmed/19962290)

For Sleep –

“Linalool is a monoterpene often found as a major component of essential oils obtained from aromatic plant species, many of which are used in traditional medical systems as hypno-sedatives. Psychopharmacological evaluations of linalool (i.p. and i.c.v.) revealed marked sedative and anticonvulsant central effects in various mouse models. Considering this profile and alleged effects of inhaled lavender essential oil, the purpose of this study was to examine the sedative effects of inhaled linalool in mice. Mice were placed in an inhalation chamber during 60 min, in an atmosphere saturated with 1% or 3% linalool. Immediately after inhalation, animals were evaluated regarding locomotion, barbiturate-induced sleeping time, body temperature and motor coordination (rota-rod test). The 1% and 3% linalool increased (p<0.01) pentobarbital sleeping time and reduced (p<0.01) body temperature. The 3% linalool decreased (p<0.01) locomotion. Motor coordination was not affected. Hence, linalool inhaled for 1h seems to induce sedation without significant impairment in motor abilities, a side effect shared by most Psycholeptic drugs.” (https://www.ncbi.nlm.nih.gov/pubmed/18824339)

Humulene – For Relaxation

Humulene relaxes the body and nervous system by reducing inflammation.

This study evaluated “the anti-inflammatory properties of two sesquiterpenes isolated from Cordia verbenacea's essential oil, alpha-humulene and (-)-trans-caryophyllene. Our results revealed that oral treatment with both compounds displayed marked inhibitory effects in different inflammatory experimental models in mice and rats. alpha-humulene and (-)-trans-caryophyllene were effective in reducing platelet activating factor-, bradykinin- and ovoalbumin-induced mouse paw oedema, while only alpha-humulene was able to diminish the oedema formation caused by histamine injection. Also, both compounds had important inhibitory effects on the mouse and rat carrageenan-induced paw oedema. Systemic treatment with alpha-humulene largely prevented both tumor necrosis factor-alpha (TNFalpha) and interleukin-1beta (IL-1beta) generation in carrageenan-injected rats, whereas (-)-trans-caryophyllene diminished only TNFalpha release. Furthermore, both compounds reduced the production of prostaglandin E(2) (PGE(2)), as well as inducible nitric oxide synthase (iNOS) and cyclooxygenase (COX-2) expression, induced by the intraplantar injection of carrageenan in rats. The anti-inflammatory effects of alpha-humulene and (-)-trans-caryophyllene were comparable to those observed in dexamethasone-treated animals, used as positive control drug. All these findings indicate that alpha-humulene and (-)-trans-caryophyllene, derived from the essential oil of C. verbenacea, might represent important tools for the management and/or treatment of inflammatory diseases”. (https://www.ncbi.nlm.nih.gov/pubmed/17559833)

Myrcene – For Sleep

myrcene and limonene (100 and 200 mg/kg body wt., i.p.), constituents of essential oils from Lippia alba chemotypes, decreased not only the number of crossings but also numbers for rearing and grooming, as measured by the open-field test in mice. Although muscle relaxation detected by the rota rod test was seen only at the highest doses of citral (200 mg/kg body wt.) and myrcene (100 and 200 mg/kg body wt.), this effect was observed even at the lowest dose of limonene (50 mg/kg body wt.). Also, citral and myrcene (100 and 200 mg/kg body wt.) increased barbiturate sleeping time as compared to control. Limonene was also effective at the highest dose, and although citral did not increase the onset of sleep, it increased the duration of sleep, which is indicative of a potentiation of sleeping time. Citral (100 and 200 mg/kg body wt.) increased 2.3 and 3.5 times, respectively, the barbiturate sleeping time in mice. Similar effects were observed for myrcene and limonene at the highest dose (200 mg/kg body wt.) which increased the sleeping time around 2.6 times. In the elevated-plus maze, no effect was detected with citral up to 25 mg/kg body wt., while at a high dose it decreased by 46% the number of entries in the open arms. A smaller but significant effect was detected with limonene (5 mg/kg body wt.). While myrcene (10 mg/kg body wt.) decreased only by 22% the number of entries in the open arms, this parameter was decreased by 48% at the highest dose. Our study showed that citral, limonene and myrcene presented sedative as well as motor relaxant effects. Although only at the highest dose, they also produced a potentiation of the pentobarbital-induced sleeping time in mice, which was more intense in the presence of citral. In addition, neither of them showed an anxiolytic effect, but rather a slight anxiogenic type of effect at the higher doses”. (https://www.ncbi.nlm.nih.gov/pubmed/12587690)

Black Pepper Oil – For Relaxation

Black pepper in our formula reduces inflammation amd promotes relaxation.

“For millennia, spices have been an integral part of human diets and commerce. Recently, the widespread recognition of diet-health linkages bolsters their dietary importance. The bioactive components present in them are of considerable significance owing to their therapeutic potential against various ailments. They provide physiological benefits or prevent chronic ailment in addition to the fundamental nutrition and often included in the category of functional foods. Black pepper (Piper Nigrum L.) is an important healthy food owing to its antioxidant, antimicrobial potential and gastro-protective modules. Black pepper, with piperine as an active ingredient, holds rich phytochemistry that also includes volatile oil, oleoresins, and alkaloids. More recently, cell-culture studies and animal modeling predicted the role of black pepper against number of maladies. The free-radical scavenging activity of black pepper and its active ingredients might be helpful in chemoprevention and controlling progression of tumor growth. Additionally, the key alkaloid components of Piper Nigrum, that is, piperine assist in cognitive brain functioning, boost nutrient's absorption and improve gastrointestinal functionality. In this comprehensive treatise, efforts are made to elucidate the antioxidant, antimicrobial, anti-inflammatory, gastro-protective, and antidepressant activities of black pepper. Moreover, the synergistic interaction of black pepper with different drugs and nutrients is the limelight of the manuscript. However, the aforementioned health-promoting benefits associated with black pepper are proven in animal modeling. Thus, there is a need to conduct controlled randomized trials in human subjects, cohort studies, and meta-analyses. Such future studies would be helpful in recommending its application in diet-based regimens to prevent various ailments”. (https://www.ncbi.nlm.nih.gov/pubmed/23768180)

MCT Oil, - For Sleep

“extra concentrated MCT oil is my personal favorite. The shortest length fats of MCT oil are converted into ketones that are immediately used as fuel for your brain, and MCT oil also helps you burn body fat while you sleep”. (https://irlen.com/10-ways-to-get-better-sleep/)

MCT oil in our formula provides nutrition to brain and fuel cells while you sleep.

Short- and medium-chain fatty acids (SCFAs and MCFAs), independently of their cellular signaling functions, are important substrates of the energy metabolism and anabolic processes in mammals. SCFAs are mostly generated by colonic bacteria and are predominantly metabolized by enterocytes and liver, whereas MCFAs arise mostly from dietary triglycerides, among them milk and dairy products. A common feature of SCFAs and MCFAs is their carnitine-independent uptake and intramitochondrial activation to acyl-CoA thioesters. Contrary to long-chain fatty acids, the cellular metabolism of SCFAs and MCFAs depends to a lesser extent on fatty acid-binding proteins. SCFAs and MCFAs modulate tissue metabolism of carbohydrates and lipids, as manifested by a mostly inhibitory effect on glycolysis and stimulation of lipogenesis or gluconeogenesis. SCFAs and MCFAs exert no or only weak protonophoric and lytic activities in mitochondria and do not significantly impair the electron transport in the respiratory chain. SCFAs and MCFAs modulate mitochondrial energy production by two mechanisms: they provide reducing equivalents to the respiratory chain and partly decrease efficacy of oxidative ATP synthesis”. (https://www.ncbi.nlm.nih.gov/pubmed/27080715)

Blueberry Oil – For Sleep

Blueberries act as a neuroprotector while you are asleep.

“The aim of this work was to highlight the effects and the possible mechanisms of the action of blueberry polyphenols on the central nervous system (CNS). An analysis was carried out, in a temporal order, of the most important literature about this topic and the results have been correlated with the beneficial and protective effects, mainly concerning the CNS. Over the last 10 years an increasing scientific interest has developed about polyphenols, which are very abundant in blueberries, as they have been seen to produce favorable effects related to neuroprotection and linked to a possible decrease of age-related cognitive and motor decline, as shown by the improvement of such functions in animal models with a supplemented diet. Such effects could not only be explained through a purely antioxidant action but also through more complex mechanisms related to inflammation, genic expression, and regulation of cell survival.

Despite the wealth of data from animal studies, there is a relative lack of data concerning human beings, even if some positive results are beginning to emerge. Therefore, blueberry polyphenols could become useful pharmacological agents for various conditions including neurological diseases, but further studies are still necessary to attain this objective”. (https://www.ncbi.nlm.nih.gov/pubmed/21756533)

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports natural, healthy sleep

- Support for occasional sleeplessness

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

AM CB5 Shot, Orange

Claim: Energy & Focus

Ingredients:

Taurine – For Energy

“Energy metabolism is a basic and general process, by which the body acquires and uses energy to maintain normal function, and taurine plays a vital role in energy metabolism. Taurine deficiency may cause a weak energy metabolism and energy metabolism dysfunction. Taurine biosynthetic ability is limited, and its supplementation in the diet can strengthen energy metabolism in muscle performance, cardiac function, liver activity, and adipose tissue. Combining taurine with other drugs may have a superior effect in energy metabolism. In many metabolic disorders, taurine, or the combination of taurine with other drugs, also functions as a repair treatment for damaged tissues, and acts as a promoter for the balance of energy metabolism. The present study discusses the potential roles of taurine in energy metabolism”. (https://pubmed.ncbi.nlm.nih.gov/30251429-taurine-is-involved-in-energy-metabolism-in-muscles-adipose-tissue-and-the-liver/?from_term=taurine+for+energy&from_pos=2)

β-Caryophyllene For Focus

“The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology.”

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5083753/)

Focus/Brain health: By reducing neuroinflammation and increasing antioxidant levels in the brain, BCP can reduce seizures, swelling, and brain damage after a stroke. By improving blood flow to the brain, it can improve vascular dementia. And by activating CB2 receptors (which prevent dopamine loss), BCP can even help prevent Alzheimer’s and Parkinson’s

Cacao Oil – for Concentration

“One may wonder why methylxanthines are so abundant in beverages used by humans for centuries, or in cola-drinks that have been heavily consumed since their appearance. It is likely that humans have stuck to any brew containing compounds with psychoactive properties, resulting in a better daily life, i.e., more efficient thinking, exploring, hunting, etc., however, without the serious side effects of drugs of abuse. The physiological effects of methylxanthines have been known for a long time and they are mainly mediated by the so-called adenosine receptors. Caffeine and theobromine are the most abundant methylxanthines in cacao and their physiological effects are notable. Their health-promoting benefits are so remarkable that chocolate is explored as a functional food. The consequences of adenosine receptor blockade by natural compounds present in cacao/chocolate are here reviewed. Palatability and health benefits of methylxanthines, in general, and theobromine, in particular, have further contributed to sustain one of the most innocuous and pleasant habits: chocolate consumption”. (Franco R, Oñatibia-Astibia A, Martínez-Pinilla E. Health Benefits of Methylxanthines in Cacao and Chocolate. Nutrients. 2013; 5(10):4159-4173.) https://www.mdpi.com/2072-6643/5/10/4159

α-Pinene – for Focus, Neuro-protection.

“Proanthocyanidins are among the most abundant constituents in pine bark extracts (PBEs). This review summarizes medical research on PBEs from Pinus pinaster, Pinus radiata, Pinus massoniana, and other less well characterized species. The precise mechanisms of the important physiologic functions of PBE components remain to be elucidated, but there is evidently great potential for the identification and development of novel antioxidant, anti-inflammatory, cardiovascular, neuroprotective, and anticancer medicines. Although toxicological data for PBEs are limited, no serious adverse effects have been reported. PBEs, therefore, may have potential as nutraceuticals and pharmaceuticals and should be safe for use as food ingredients”. (http://jpet.aspetjournals.org/content/353/1/9.short)

D-Limonene -For Focus

“

Stress is closely linked by its biological mechanisms to inflammation and by its consequences to accelerated aging. Stress triggers a hormonal response along the hypothalamus-pituitary-adrenal (HPA) axis, which can disrupt the ortho/parasympathetic balance essential for a harmonious life. Proper nutrition, adequate physical activity, and limiting the harmful influence of stress play important roles in avoiding the development of disease and promoting healthy aging. d-Limonene, a monoterpene shown to reduce inflammatory parameters in several pre-clinical and clinical models, could also produce an anti-stress action by altering ortho/parasympathetic parameters as well as central neurotransmitter functions. Here we report on a rat model, where a functional observational battery (FOB) was performed by submitting animals to non-pathological stress. d-Limonene or its metabolite perillyl alcohol (POH) were administered per os at a dose of 10 mg/kg. FOB tests were performed 1 hr before gavage and then at 60, 120, and 180 min. These tests confirmed the stressed status of control rats fed vehicle. Conversely, a series of parameters were significantly less disturbed in treated rats, who retained a better activity and displayed less signs of stress. These effects were more pronounced and sustained after ingestion of d-limonene than POH, suggesting the role of endogeneous metabolization of the terpene. These studies show that d-limonene exerts, through its metabolite POH, a significant anti-stress action measurable by behavioral and physiologic parameters under the influence of the nervous system. In addition to its anti-inflammatory effects, a beneficial role as an anti-stress substance could thus be claimed for d-limonene used as a dietary supplement”. (https://www.ncbi.nlm.nih.gov/pubmed/24125633)

limiting the harmful influence of stress play important roles in avoiding the development of disease and promoting healthy aging. d-Limonene, a monoterpene shown to reduce inflammatory parameters in several pre-clinical and clinical models, could also produce an anti-stress action by altering ortho/parasympathetic parameters as well as central neurotransmitter functions. Here we report on a rat model, where a functional observational battery (FOB) was performed by submitting animals to non-pathological stress. d-Limonene or its metabolite perillyl alcohol (POH) were administered per os at a dose of 10 mg/kg. FOB tests were performed 1 hr before gavage and then at 60, 120, and 180 min. These tests confirmed the stressed status of control rats fed vehicle. Conversely, a series of parameters were significantly less disturbed in treated rats, who retained a better activity and displayed less signs of stress. These effects were more pronounced and sustained after ingestion of d-limonene than POH, suggesting the role of endogeneous metabolization of the terpene. These studies show that d-limonene exerts, through its metabolite POH, a significant anti-stress action measurable by behavioral and physiologic parameters under the influence of the nervous system. In addition to its anti-inflammatory effects, a beneficial role as an anti-stress substance could thus be claimed for d-limonene used as a dietary supplement”. (https://www.ncbi.nlm.nih.gov/pubmed/24125633)

Black Pepper Oil – For Energy

The black pepper (Piper nigrum L) vine and its extracts have been used as a folk medicine in a variety of cultures and are the source of the most common used spice worldwide. The chemical piperine is a major bioactive component present in black pepper (and white pepper as well) that has numerous reported physiological and drug-like actions. The scientific literature provides evidence that black pepper may have health benefits, particularly in enhancing digestive tract function. There is suggestive evidence that black pepper piperine may have nervous system benefits and may influence body energy usage in rats. Preliminary evidence in cell culture studies suggests that black pepper contains antioxidant constituents and possesses anti-inflammatory and antimicrobial properties. An overview of major uses for black pepper is presented here, and the strength of the evidence is graded’. (https://journals.lww.com/nutritiontodayonline/Abstract/2010/01000/Black_Pepper__Overview_of_Health_Benefits.8.aspx)

Rhodiola Extract

“Over the past three decades, the knowledge gained about the mechanisms that underpin the potential use of Rhodiola in stress- and ageing-associated disorders has increased, and provided a universal framework for studies that focused on the use of Rhodiola in preventing or curing metabolic diseases. Of particular interest is the emerging role of Rhodiola in the maintenance of energy homeostasis. Moreover, over the last two decades, great efforts have been undertaken to unravel the underlying mechanisms of action of Rhodiola in the treatment of metabolic disorders. Extracts of Rhodiola and salidroside, the most abundant active compound in Rhodiola, are suggested to provide a beneficial effect in mental, behavioral, and metabolic disorders. Both in vivo and ex vivo studies, Rhodiola extracts and salidroside ameliorate metabolic disorders when administered acutely or prior to experimental injury. The mechanism involved includes multi-target effects by modulating various synergistic pathways that control oxidative stress, inflammation, mitochondria, autophagy, and cell death, as well as AMPK signaling that is associated with possible beneficial effects on metabolic disorders. However, evidence-based data supporting the effectiveness of Rhodiola or salidroside in treating metabolic disorders is limited. Therefore, a comprehensive review of available trials showing putative treatment strategies of metabolic disorders that include both clinical effective perspectives and fundamental molecular mechanisms is warranted. This review highlights studies that focus on the potential role of Rhodiola extracts and salidroside in type 2 diabetes and atherosclerosis, the two most common metabolic diseases”. (https://pubmed.ncbi.nlm.nih.gov/31481002-rhodiola-and-salidroside-in-the-treatment-of-metabolic-disorders/?from_term=Rhodiola+Extract+for+energy&from_pos=2)

Additional Ingredients;

Caffeine, Glucuronolactone, Malic Acid, Filtered Water, Natural Flavor

(Orange), Stevia, Citric Acid, Potassium Sorbate, Sodium Benzoate

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes increased energy and focus

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

PM CB5 Shot, Peach

Claim: Relax & Sleep

Ingredients:

β-Caryophyllene – For Relaxation,

“Caryophyllene is a major component in the essential oils of various species of medicinal plants used in popular medicine in Brazil. It belongs to the chemical class of the sesquiterpenes and has been the subject of a number of studies. Here, we evaluated the effects of this compound in airway smooth muscle. The biological activities of trans-caryophyllene were examined in isolated bath organs to investigate the effect in basal tonus. Electromechanical and pharmacomechanical couplings were evaluated through the responses to K+ depolarization and exposure to acetylcholine (ACh), respectively. Isolated cells of rat tracheal smooth muscle were used to investigate trans-caryophyllene effects on voltage-dependent Ca2+ channels by using the whole-cell voltage-clamp configuration of the patch-clamp technique. trans-Caryophyllene showed more efficiency in the blockade of electromechanical excitation-contraction coupling while it has only minor inhibitory effect on pharmacomechanical coupling. Epithelium removal does not modify tracheal smooth muscle response elicited by trans-caryophyllene in the pharmacomechanical coupling. Under Ca2+-free conditions, pre-exposure to trans-caryophyllene did not reduce the contraction induced by ACh in isolated rat tracheal smooth muscle, regardless of the presence of intact epithelium. In the whole-cell configuration, trans-caryophyllene (3 mM), inhibited the inward Ba2+ current (IBa) to approximately 50% of control levels. Altogether, our results demonstrate that trans-caryophyllene has anti-spasmodic activity on rat tracheal smooth muscle which could be explained, at least in part, by the voltage-dependent Ca2+ channels blockade. In conclusion, we have clearly demonstrated that trans-caryophyllene has anti-spasmodic activity on trachealis muscle. We also demonstrated by means of direct electrophysiological measurements (using the patch-clamp method) that trans-caryophyllene-induced blockade of Ca2+ influx through voltage-dependent Ca2+ channels. The provided information that will certainly enrich the pharmacological profile of trans-caryophyllene, a substance that thus appears as a candidate worthy of more investigations envisaging its pharmacotherapeutic use”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6268956/)

Cacao Oil –

“Cacao also contains a high concentration of magnesium. This mineral can suppress the release of the stress hormone known as cortisol. By doing this, magnesium is able to reduce levels of stress which makes you more relaxed and improves mood.”

“Cacao is a source of tryptophan, the precursor to the neurotransmitter serotonin which puts us in a good mood. Cacao stimulates the release of phenylethylamine (PEA) which in turn releases norepinephrine and dopamine. Producing the euphoric effect often associated with a “runner's high”. (https://nootropicsexpert.com/cacao/)

“Cocoa also contains some other compounds with potential biological activity. These are biogenic amines such as serotonin, tryptophan, phenylethylamine, tyrosine, tryptamine and tyramine. The concentration of these compounds increases during fermentation and decreases during roasting and alkalinization. In general, these concentrations are irrelevant in healthy subjects since these compounds are metabolized in the intestinal mucosa, liver and kidneys by the monoamine oxidases (MAO). The effects of biogenic amines are only expressed in people with MAO deficiency and could lead to headaches and increased blood pressure and hence often to chocolate avoidance [b11]. These effects will not be discussed here.

In addition, “a few other compounds with biological activity can be found in cocoa beans and derived products. These are anandamide, an endogenous ligand for the cannabinoid receptor found in low amounts, 0.5 μg g−1, salsolinol and tetrahydro-β-carbolines (THBCs). The latter compounds are found in milk and dark chocolate, and cocoa (5, 20, 25 μg g−1 for salsolinol and 1.4, 5.5 and 3.3 μg g−1 for THBCs, respectively). However, there is no evidence that the consumption of chocolate increases the concentration of these compounds in circulating blood. Finally, magnesium can also be found in cocoa and chocolate (90–100 mg 100 g−1 in cocoa vs. 43–50 mg 100 g−1 in dark chocolate [b11].

In summary, this review will be devoted mostly to the health effects of cocoa and chocolate resulting from the high level of anti-oxidants present in cocoa and chocolate rather considering them as functional foods. This review will try to analyze whether cocoa and chocolate can be considered as nutraceuticals providing health benefits, including the potential prevention of some diseases. Several review articles have been dealing recently with the potential neuroprotective and cognition enhancing properties of flavonoids from various sources [b12–b15]. In the present review we will concentrate on the potential effects of flavonoids from cocoa and chocolate with a particular emphasis on brain activity and potential neuroprotective action. In addition, the effects of chocolate on mood will be considered”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3575938/)

L-Glutamine – For Relaxation

“L-theanine (N-ethyl-L-glutamine) or theanine is a major amino acid uniquely found in green tea. L-theanine has been historically reported as a relaxing agent, prompting scientific research on its pharmacology. Animal neurochemistry studies suggest that L-theanine increases brain serotonin, dopamine, GABA levels and has micromolar affinities for AMPA, Kainate and NMDA receptors. In addition has been shown to exert neuroprotective effects in animal models possibly through its antagonistic effects on group 1 metabotrophic glutamate receptors. Behavioural studies in animals suggest improvement in learning and memory. Overall, L-theanine displays a neuropharmacology suggestive of a possible neuroprotective and cognitive enhancing agent..”. (https://pubmed.ncbi.nlm.nih.gov/17182482-the-neuropharmacology-of-l-theaninen-ethyl-l-glutamine-a-possible-neuroprotective-and-cognitive-enhancing-agent/?from_term=L-Glutamine+for+relaxation&from_pos=2)

Linalool – For Relaxation

“Linalool is also a critical component in the production of Vitamin E. Relaxation and stress relief are typical in linalool rich strains. Also known to carry anti-anxiety, analgesic and anti-inflammatory properties, linalool can also aid with insomnia due to its sedative nature.Mar 17, 2018

“Aromatherapy uses essential oils (EOs) for several medical purposes, including relaxation. The association between the use of aromas and a decrease in anxiety could be a valuable instrument in managing anxiety in an ever increasing anxiogenic daily life style. Linalool is a monoterpene commonly found as the major volatile component of EOs in several aromatic plant species. Adding to previously reported sedative effects of inhaled linalool, the aim of this study was to investigate the effects of inhaled linalool on anxiety, aggressiveness and social interaction in mice. Additionally, we investigated the effects of inhaled linalool on the acquisition phase of a step-down memory task in mice. Inhaled linalool showed anxiolytic properties in the light/dark test, increased social interaction and decreased aggressive behavior; impaired memory was only seen the higher dose of linalool. These results strengthen the suggestion that inhaling linalool rich essential oils can be useful as a mean to attain relaxation and counteract anxiety”. (https://www.ncbi.nlm.nih.gov/pubmed/19962290)

For Sleep –

“Linalool is a monoterpene often found as a major component of essential oils obtained from aromatic plant species, many of which are used in traditional medical systems as hypno-sedatives. Psychopharmacological evaluations of linalool (i.p. and i.c.v.) revealed marked sedative and anticonvulsant central effects in various mouse models. Considering this profile and alleged effects of inhaled lavender essential oil, the purpose of this study was to examine the sedative effects of inhaled linalool in mice. Mice were placed in an inhalation chamber during 60 min, in an atmosphere saturated with 1% or 3% linalool. Immediately after inhalation, animals were evaluated regarding locomotion, barbiturate-induced sleeping time, body temperature and motor coordination (rota-rod test). The 1% and 3% linalool increased (p<0.01) pentobarbital sleeping time and reduced (p<0.01) body temperature. The 3% linalool decreased (p<0.01) locomotion. Motor coordination was not affected. Hence, linalool inhaled for 1h seems to induce sedation without significant impairment in motor abilities, a side effect shared by most Psycholeptic drugs.” (https://www.ncbi.nlm.nih.gov/pubmed/18824339)

Humulene – For Relaxation

Humulene relaxes the body and nervous system by reducing inflammation.

This study evaluated “the anti-inflammatory properties of two sesquiterpenes isolated from Cordia verbenacea's essential oil, alpha-humulene and (-)-trans-caryophyllene. Our results revealed that oral treatment with both compounds displayed marked inhibitory effects in different inflammatory experimental models in mice and rats. alpha-humulene and (-)-trans-caryophyllene were effective in reducing platelet activating factor-, bradykinin- and ovoalbumin-induced mouse paw oedema, while only alpha-humulene was able to diminish the oedema formation caused by histamine injection. Also, both compounds had important inhibitory effects on the mouse and rat carrageenan-induced paw oedema. Systemic treatment with alpha-humulene largely prevented both tumor necrosis factor-alpha (TNFalpha) and interleukin-1beta (IL-1beta) generation in carrageenan-injected rats, whereas (-)-trans-caryophyllene diminished only TNFalpha release. Furthermore, both compounds reduced the production of prostaglandin E(2) (PGE(2)), as well as inducible nitric oxide synthase (iNOS) and cyclooxygenase (COX-2) expression, induced by the intraplantar injection of carrageenan in rats. The anti-inflammatory effects of alpha-humulene and (-)-trans-caryophyllene were comparable to those observed in dexamethasone-treated animals, used as positive control drug. All these findings indicate that alpha-humulene and (-)-trans-caryophyllene, derived from the essential oil of C. verbenacea, might represent important tools for the management and/or treatment of inflammatory diseases”. (https://www.ncbi.nlm.nih.gov/pubmed/17559833)

L-Lysine – For Relaxation

“Dielectric spectroscopy is a robust method to investigate relaxations of molecular dipoles. It is particularly useful for studies of biological solutions because of the potential of this method to cover a broad range of dynamical time scales typical for such systems. However, this technique does not provide any information about the nature of the molecular motions, which leads to a certain underemployment of dielectric spectroscopy for gaining microscopic understanding of material properties. For such detailed understanding, computer simulations are valuable tools because they can provide information about the nature of molecular motions observed by, for example, dielectric spectroscopy and to further complement them with structural information. In this work, we acquire information about the nature of dipole relaxation, in n-lysine solutions by means of molecular dynamics simulations. Our results indicate that the experimentally observed main relaxation process of n-lysine has different origins for the single monomer and the polypeptide chains. The relaxation of 1-lysine is due to the motions of whole molecules, whereas the experimentally observed relaxation of 3-lysine and 4-lysine is due to the motions of the residues, which, in turn, are promoted by water relaxation. Furthermore, we propose a new structural model of the lysine amino acids, which can quantitatively account for the experimental dielectric relaxation data. Hydrogen bonding and the structure of water are also discussed in terms of their influence on relaxation processes.” (https://pubmed.ncbi.nlm.nih.gov/31268322-molecular-insights-into-dipole-relaxation-processes-in-water-lysine-mixtures/?from_term=+L-Lysine+for+relaxation&from_pos=2)

GABA - Context:

“ γ-Aminobutyric acid (GABA) is the main inhibitory neurotransmitter and it is well established that activation of GABAA receptors favors sleep. l-Theanine, a naturally occurring amino acid first discovered in green tea, is a well-known anti-anxiety supplement with proven relaxation benefits.” (https://pubmed.ncbi.nlm.nih.gov/30707852-gaba-and-l-theanine-mixture-decreases-sleep-latency-and-improves-nrem-sleep/?from_term=GABA+for+sleep&from_pos=1)

 “This study investigated the potential synergistic sleep enhancement effect of GABA/l-theanine mixture. Pentobarbital-induced sleep test was applied to find proper concentration for sleep-promoting effect in ICR mice. Electroencephalogram (EEG) analysis was performed to investigate total sleeping time and sleep quality in normal SD rats and caffeine-induced awareness model. Real-time polymerase chain reaction (RT-PCR) was applied to investigate whether the sleep-promoting mechanism of GABA/l-theanine mixture involved transcriptional processes GABA/l-theanine mixture (100/20 mg/kg) showed a decrease in sleep latency (20.7 and 14.9%) and an increase in sleep duration (87.3 and 26.8%) compared to GABA or theanine alone. GABA/l-theanine mixture led to a significant increase in rapid eye movement (REM)”. ( (99.6%) and non-REM (NREM) (20.6%) compared to controls. The use of GABA/l-theanine mixture rather than GABA or l-theanine alone restored to normal levels sleep time and quality in the arousal animal model. The administration of GABA/l-theanine led to increased expression of GABA and the glutamate GluN1 receptor subunit.

In Conclusion, GABA/l-theanine mixture has a positive synergistic effect on sleep quality and duration as compared to the GABA or l-theanine alone. The increase in GABA receptor and GluN1 expression is attributed to the potential neuromodulatory properties of GABA/l-theanine combination, which seems to affect sleep behavior”. (https://pubmed.ncbi.nlm.nih.gov/30707852-gaba-and-l-theanine-mixture-decreases-sleep-latency-and-improves-nrem-sleep/?from_term=GABA+for+sleep&from_pos=1)

L-Theanine – For Sleep

l-Theanine, a naturally occurring amino acid first discovered in green tea, is a well-known anti-anxiety supplement with proven relaxation benefits. l-theanine mixture rather than GABA or l-theanine alone restored to normal levels sleep time and quality in the arousal animal model. The administration of GABA/l-theanine led to increased expression of GABA and the glutamate GluN1 receptor subunit. GABA/ l-theanine mixture has a positive synergistic effect on sleep quality and duration as compared to the GABA or l-theanine alone. The increase in GABA receptor and GluN1 expression is attributed to the potential neuromodulatory properties of GABA/l-theanine combination, which seems to affect sleep behavior. (https://pubmed.ncbi.nlm.nih.gov/30707852-gaba-and-l-theanine-mixture-decreases-sleep-latency-and-improves-nrem-sleep/?from_term=GABA+for+sleep&from_pos=1)

An additional study, “randomized, double-blind, placebo-controlled trial was conducted involving boys, ages 8-12 years, who had been previously diagnosed with ADHD. An experienced physician confirmed the diagnosis of ADHD in each subject. Randomization was stratified based upon current use of stimulant medication to ensure an equal distribution of stimulant/non-stimulant treated subjects into active and placebo treated groups. Participants consumed two chewable tablets twice daily (at breakfast and after school), with each tablet containing 100 mg of L-theanine (total 400 mg daily Suntheanine®, Taiyo Kagaku, Yokkaichi, Japan) or identical tasting chewable placebo for six weeks. Subjects were evaluated for five consecutive nights using wrist actigraphy at baseline, and again at the end of the six-week treatment period. The Pediatric Sleep Questionnaire (PSQ) was completed by parents at baseline and at the end of the treatment period.

“Results: Actigraph watch data findings indicated that boys who consumed L-theanine obtained significantly higher sleep percentage and sleep efficiency scores, along with a non-significant trend for less activity during sleep (defined as less time awake after sleep onset) compared to those in the placebo group. Sleep latency and other sleep parameters were unchanged. The PSQ data did not correlate significantly to the objective data gathered from actigraphy, suggesting that parents were not particularly aware of their children's sleep quality. L-theanine at relatively high doses was well tolerated with no significant adverse events.

“Conclusions: This study demonstrates that 400 mg daily of L-theanine is safe and effective in improving some aspects of sleep quality in boys diagnosed with ADHD. Since sleep problems are a common co-morbidity associated with ADHD, and because disturbed sleep may be linked etiologically to this disorder, L-theanine may represent a safe and important adjunctive therapy in childhood ADHD. Larger, long-term studies looking at the wider therapeutic role of this agent in this population are warranted”. (https://pubmed.ncbi.nlm.nih.gov/22214254-the-effects-of-l-theanine-suntheanine-on-objective-sleep-quality-in-boys-with-attention-deficit-hyperactivity-disorder-adhd-a-randomized-double-blind-placebo-controlled-clinical-trial/?from_term=+L-Theanine+for+sleep&from_page=1&from_pos=7)

Myrcene – For Sleep

myrcene and limonene (100 and 200 mg/kg body wt., i.p.), constituents of essential oils from Lippia alba chemotypes, decreased not only the number of crossings but also numbers for rearing and grooming, as measured by the open-field test in mice. Although muscle relaxation detected by the rota rod test was seen only at the highest doses of citral (200 mg/kg body wt.) and myrcene (100 and 200 mg/kg body wt.), this effect was observed even at the lowest dose of limonene (50 mg/kg body wt.). Also, citral and myrcene (100 and 200 mg/kg body wt.) increased barbiturate sleeping time as compared to control. Limonene was also effective at the highest dose, and although citral did not increase the onset of sleep, it increased the duration of sleep, which is indicative of a potentiation of sleeping time. Citral (100 and 200 mg/kg body wt.) increased 2.3 and 3.5 times, respectively, the barbiturate sleeping time in mice. Similar effects were observed for myrcene and limonene at the highest dose (200 mg/kg body wt.) which increased the sleeping time around 2.6 times. In the elevated-plus maze, no effect was detected with citral up to 25 mg/kg body wt., while at a high dose it decreased by 46% the number of entries in the open arms. A smaller but significant effect was detected with limonene (5 mg/kg body wt.). While myrcene (10 mg/kg body wt.) decreased only by 22% the number of entries in the open arms, this parameter was decreased by 48% at the highest dose. Our study showed that citral, limonene and myrcene presented sedative as well as motor relaxant effects. Although only at the highest dose, they also produced a potentiation of the pentobarbital-induced sleeping time in mice, which was more intense in the presence of citral. In addition, neither of them showed an anxiolytic effect, but rather a slight anxiogenic type of effect at the higher doses”. (https://www.ncbi.nlm.nih.gov/pubmed/12587690)

Black Pepper Oil – For Relaxation

Black pepper in our formula reduces inflammation amd promotes relaxation.

“For millennia, spices have been an integral part of human diets and commerce. Recently, the widespread recognition of diet-health linkages bolsters their dietary importance. The bioactive components present in them are of considerable significance owing to their therapeutic potential against various ailments. They provide physiological benefits or prevent chronic ailment in addition to the fundamental nutrition and often included in the category of functional foods. Black pepper (Piper Nigrum L.) is an important healthy food owing to its antioxidant, antimicrobial potential and gastro-protective modules. Black pepper, with piperine as an active ingredient, holds rich phytochemistry that also includes volatile oil, oleoresins, and alkaloids. More recently, cell-culture studies and animal modeling predicted the role of black pepper against number of maladies. The free-radical scavenging activity of black pepper and its active ingredients might be helpful in chemoprevention and controlling progression of tumor growth. Additionally, the key alkaloid components of Piper Nigrum, that is, piperine assist in cognitive brain functioning, boost nutrient's absorption and improve gastrointestinal functionality. In this comprehensive treatise, efforts are made to elucidate the antioxidant, antimicrobial, anti-inflammatory, gastro-protective, and antidepressant activities of black pepper. Moreover, the synergistic interaction of black pepper with different drugs and nutrients is the limelight of the manuscript. However, the aforementioned health-promoting benefits associated with black pepper are proven in animal modeling. Thus, there is a need to conduct controlled randomized trials in human subjects, cohort studies, and meta-analyses. Such future studies would be helpful in recommending its application in diet-based regimens to prevent various ailments”. (https://www.ncbi.nlm.nih.gov/pubmed/23768180)

Passion Flower Extract, - For Relaxation

“The passion flower dried ethanolic extract investigated in this non-interventional study has well-documented calmative effects and good tolerability. We investigated the effects of this extract on the stress resistance (resilience) and quality of life (QoL) of patients suffering from nervous restlessness. The addiction potential of the drug and the course of symptoms were also evaluated. Adult patients aged ≤ 95 years with the diagnosis 'nervous restlessness' were treated for 12 weeks with a dried ethanolic extract of passion flower (Passiflora incarnata L.). Standardized questionnaires were used to evaluate the resilience (RS-13), QoL (EQ-5D including EQ-VAS), and the addiction potential (BDEPQ). After 12 weeks of treatment, significant (p < 0.001) improvements were measured in the patients' resilience (RS-13: from 52.1 to 67.7 points) and QoL (EQ-VAS: from 47.9 to 75.0 points). Also, the mean BDEPQ score was significantly (p < 0.001) reduced (from 23.0 to 19.3 points). The mean values of all accompanying symptoms (inner restlessness, sleep disturbance, exhaustion, fear, lack of concentration, transpiration, nausea, trembling, and palpitation) improved significantly (p < 0.001). Tolerability of treatment was rated as 'very good' or 'good' by the majority of the patients. Three cases of mild adverse events (tiredness) were reported. Conclusion: The passion flower extract investigated in the present study appears to be effective in improving resilience and QoL in patients suffering from nervous restlessness and is well tolerated”. (https://pubmed.ncbi.nlm.nih.gov/28407638-improvement-of-stress-resistance-and-quality-of-life-of-adults-with-nervous-restlessness-after-treatment-with-a-passion-flower-dry-extract/?from_term=+Passion+Flower+Extract+for+sleep&from_pos=1)

Valerian Root – Relaxation & Sleep

“Anxiety disorders and sleep problems are common in the general population and are a cause of frequent consultations in primary care. These problems have significant impact on quality of life and functionality of individuals. The extracts of valerian root have been widely used for a long time by the population and physicians, for their sedative effects, hypnotic and anxiolytic. It is therefore urgent to know what are the benefits and the risks of using this substance for the treatment of anxiety and sleep disorders. To investigate the efficacy and safety of valerian for the treatment of anxiety and sleep disorders. A research was carried out for clinical practice guidelines, systematic reviews (SR), meta-analysis (MA) and randomized controlled trials (RCT) in Pubmed, sites of evidence-based medicine and Índex das Revistas Médicas Portuguesas using the MeSH terms valerian, anxiety and sleep disorders, and respective DeCS, analyzing articles in English, Spanish, French or Portuguese, published between January 2000 and March 31, 2010. We also reviewed references of relevant articles. We used the Strength of Recommendation Taxonomy (SORT) from American Family Physician to evaluate the level of evidence and assigning the strength of a recommendation. We found 173 articles of which four were selected which met the inclusion criteria: a meta-analysis, a SR and a RCT concerning the use of valerian in sleep disorders, and an SR on the use of valerian in anxiety disorders. The evidence is insufficient regarding the efficacy of valerian in the treatment of anxiety disorders (SOR A). There seems to be some evidence of the effectiveness of valerian for treating insomnia, which is limited by the quality of existing studies (SOR B). Valerian root is well tolerated and safe, with infrequent and benign side effects (SOR A). The evidence is currently insufficient to recommend the use of valerian for the treatment of anxiety disorders. The evidence in insomnia is limited by the contradictory results of studies reviewed and their methodological problems, although it seems to have some effect in mild to moderate insomnia. Despite that, valerian is a safe substance. More RCT are needed, with samples of adequate size, with standardization of measures to assess quality of sleep and levels of anxiety and standardization of dose, type of preparation of valerian used and the time for its use”. (https://pubmed.ncbi.nlm.nih.gov/22863505-use-of-valerian-in-anxiety-and-sleep-disorders-what-is-the-best-evidence/?from_term=+Valerian+Root+for+sleep&from_pos=2)

Melatonin – For Sleep

In mammals, a central circadian clock, located in the suprachiasmatic nuclei (SCN) of the hypothalamus, tunes the innate circadian physiological rhythms to the ambient 24 h light-dark cycle to invigorate and optimize the internal temporal order. The SCN-activated, light-inhibited production of melatonin conveys the message of darkness to the clock and induces night-state physiological functions, for example, sleep/wake blood pressure and metabolism. Clinically meaningful effects of melatonin treatment have been demonstrated in placebo-controlled trials in humans, particularly in disorders associated with diminished or misaligned melatonin rhythms, for example, circadian rhythm-related sleep disorders, jet lag and shift work, insomnia in children with neurodevelopmental disorders, poor (non-restorative) sleep quality, non-dipping nocturnal blood pressure (nocturnal hypertension) and Alzheimer's disease (AD). The diminished production of melatonin at the very early stages of AD, the role of melatonin in the restorative value of sleep (perceived sleep quality) and its sleep-anticipating effects resulting in attenuated activation of certain brain networks are gaining a new perspective as the role of poor sleep quality in the build-up of β amyloid, particularly in the precuneus, is unravelled. As a result of the recently discovered relationship between circadian clock, sleep and neurodegeneration, new prospects of using melatonin for early intervention, to promote healthy physical and mental ageing, are of prime interest in view of the emerging link to the aetiology of Alzheimer's disease. LINKED ARTICLES: This article is part of a themed section on Recent Developments in Research of Melatonin and its Potential Therapeutic Applications. To view the other articles in this section visit http://onlinelibrary.wiley.com/doi/10.1111/bph.v175.16/issuetoc.

Other Ingredients;

Filtered Water, Natural Flavor, Stevia, Citric Acid, Potassium, Sodium Benzoate

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports natural, healthy sleep

- Support for occasional sleeplessness

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

Anytime CB5 Shot, Orange

Claim: Immune Health

Ingredients:

Niacin (Vitamin B3) – For Immunity

“Vitamins are micronutrients that have physiological effects on various biological responses, including host immunity. Therefore, vitamin deficiency leads to increased risk of developing infectious, allergic, and inflammatory diseases. Since B vitamins are synthesized by plants, yeasts, and bacteria, but not by mammals, mammals must acquire B vitamins from dietary or microbial sources, such as the intestinal microbiota. Similarly, some intestinal bacteria are unable to synthesize B vitamins and must acquire them from the host diet or from other intestinal bacteria for their growth and survival. This suggests that the composition and function of the intestinal microbiota may affect host B vitamin usage and, by extension, host immunity. Here, we review the immunological functions of B vitamins and their metabolism by intestinal bacteria with respect to the control of host immunity. Vitamin B3 (niacin) is generally known as nicotinic acid and nicotinamide. These compounds are precursors of nicotinamide adenine dinucleotide (NAD), a coenzyme in the cellular redox reaction with a central role in aerobic respiration. WHO/FAO recommends a daily vitamin B3 intake of 11–12 mg for adults (16).

Vitamin B3 is also a ligand of GPR109a, a G-protein coupled receptor expressed on several types of cells, including immune cells (64). Vitamin B3–GPR109a signaling induces differentiation of regulatory T cells and suppresses colitis in a GPR109a-dependent manner (65). Vitamin B3 also inhibits the production of the pro-inflammatory cytokines IL-1, IL-6, and tumor necrosis factor alpha (TNF-α) by macrophages and monocytes (Figure 3) (66). Thus, vitamin B3 has anti-inflammatory properties by modulating host immune cells and playing an important role in the maintenance of immunological homeostasis. Indeed, in humans, vitamin B3 deficiency causes pellagra, which is a disease characterized by intestinal inflammation, diarrhea, dermatitis, and dementia (67). Unlike the other B vitamins, vitamin B3 can be generated by mammals via an endogenous enzymatic pathway from tryptophan and is stored in the liver, although it is also obtained from the diet (68). Animal-based foods such as fish and meat contain vitamin B3 as nicotinamide, and plant-based foods such as beans contain vitamin B3 as nicotinic acid. Both nicotinamide and nicotinic acid are directly absorbed through the small intestine, where nicotinic acid is converted to nicotinamide. Vitamin B3 is also synthesized from tryptophan by intestinal bacteria (69, 70). Bacteroides fragilis and Prevotella copri (Bacteroidetes); Ruminococcus lactaris, Clostridium difficile (Firmicutes); Bifidobacterium infantis (Actinobacteria); Helicobacter pylori (Proteobacteria); and Fusobacterium varium (Fusobacteria) possess a vitamin B3 biosynthesis pathway (Table 1) (10, 71). Thus, many intestinal bacteria from various genera can produce vitamin B3, suggesting that both dietary and commensal bacteria-derived vitamin B3 are important for host immunity”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6478888/)

Vitamin B6 – For Immunity

Vitamin B6 exists in several forms, including as pyridoxine, pyridoxal, and pyridoxamine. These forms of vitamin B6 are precursors of the coenzymes pyridoxal phosphate (PLP) and pyridoxamine phosphate (PMP), which are involved in a variety of cellular metabolic processes, including amino acid, lipid, and carbohydrate metabolism (81). WHO/FAO recommends a daily vitamin B6 intake of 1.3–1.7 mg for adults (16). Vitamin B6 deficiency is associated with the development of inflammatory diseases such as allergy and rheumatoid arthritis, as well as with neuronal dysfunction (82–84). Vitamin B6 deficiency disrupts the Th1–Th2 balance toward an excessive Th2 response, resulting in allergy (85). Moreover, low plasma vitamin B6 levels, together with increased levels of pro-inflammatory cytokines such as TNF-α and IL-6, have been observed in patients with rheumatoid arthritis (86). However, the mechanism underlying the regulation of inflammation by vitamin B6 is currently unknown. Vitamin B6 contributes to intestinal immune regulation through the metabolism of the lipid mediator sphingosine 1-phosphate (S1P). S1P regulates lymphocyte trafficking into the intestines, especially in the large intestine. Lymphocyte trafficking is dependent on S1P gradient which is created by S1P production and its degradation. S1P degradation is mediated by S1P lyase that requires vitamin B6 as a cofactor. The administration of vitamin B6 antagonist impairs S1P lyase activity and creates an inappropriate S1P gradient, resulted in impairing lymphocyte migration from lymphoid tissues and reducing the numbers of lymphocytes in the intestines (87). The lymphocytes located between gut epithelial cells are known as intraepithelial cells (IELs) which are involved in the protection against pathogens (88). Therefore, vitamin B6 is important role for immunosurveillance in the intestines. Vitamin B6 is abundant in fish, chicken, tofu, sweet potato, and avocado. Dietary vitamin B6 exists as PLP or PMP; it is converted to free vitamin B6 by endogenous enzymes such as pyridoxal phosphatase and is then absorbed by the small intestine. Although absorption of vitamin B6 through acidic pH-dependent and carrier-mediated transport has been shown, an intestinal pyridoxine transporter is yet to be identified in any mammalian species (11). After the absorption of free vitamin B6, it enters the blood and is converted back to PLP or PMP. Microbial vitamin B6 is synthesized as PLP from deoxyxylulose 5-phosphate and 4-phosphohydroxy-L-threonine or from glyceraldehyde-3-phosphate and d-ribulose 5-phosphate (10). In the large intestine, bacteria-derived PLP is converted to free vitamin B6, which is absorbed by passive transport, transported to the blood, and distributed throughout the body. Metagenomic analysis has shown that Bacteroides fragilis and Prevotella copri (Bacteroidetes), Bifidobacterium longum and, Collinsella aerofaciens (Actinobacteria), and Helicobacter pylori (Proteobacteria) possess a vitamin B6 biosynthesis pathway. Bacteroidetes and Proteobacteria likely produce vitamin B6 starting from deoxyxylulose 5-phosphate and 4-phosphohydroxy-l-threonine, whereas Actinobacteria likely start from glyceraldehyde-3-phosphate and d-ribulose 5-phosphate. In contrast, most Firmicutes genera (Veillonella, Ruminococcus, Faecalibacterium, and Lactobacillus spp.), except for some Clostridium (C. bartlettii, C. leptum, C. methylpentosum, and C. sporogenes) and Lactobacillus spp. (L. brevis and L. ruminis) lack a vitamin B6 biosynthesis pathway (10)”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6478888/)

Vitamin B12 (as Methylcobalamin),

Vitamin B12 (cobalamin) is a cobalt-containing vitamin that, in its active forms of methylcobalamin and adenosylcobalamin, catalyzes methionine synthesis (119). WHO/FAO recommends a daily vitamin B12 intake of 2.4 μg for adults (16). Together with vitamin B6 and B9, vitamin B12 plays important roles in red blood cell formation and nucleic acid synthesis, especially in neurons. Therefore, vitamin B12 deficiency causes megaloblastic anemia and nervous system symptoms such as numbness of the hands and feet (119). In terms of host immunity, dietary vitamin B12 deficiency decreases the number of CD8+ T cells and suppresses natural killer T-cell activity in mice; supplementation with methylcobalamin improves these conditions (120), suggesting that vitamin B12 contributes to the immune response via CD8+ T cells and natural killer T cells. Beef liver, bivalves, fish, chicken, and eggs contain high levels of vitamin B12. Dietary vitamin B12 exists in complex with dietary protein and is decomposed to free vitamin B12 by pepsin in the stomach. Free vitamin B12 is absorbed by the epithelial cells of the small intestine via intrinsic factor (IF), a gastric glycoprotein. Inside the epithelial cells, IF-vitamin B12 complex is decomposed to free vitamin B12 by lysosome and then released into the blood, where it is converted to the active form and distributed throughout the body (121, 122). Bacterial vitamin B12 is synthesized from precorrin-2 to produce adenosylcobalamin (10), which is absorbed directly by the large intestine and distributed throughout the body; the mechanism underlying this absorption is currently unclear. Metagenomic analysis has predicted that Bacteroides fragilis and Prevotella copri (Bacteroidetes); Clostridium difficile, Faecalibacterium prausnitzii and Ruminococcus lactaris (Firmicutes); Bifidobacterium animalis, B.infantis, and B.longum (Actinobacteria); Fusobacterium varium (Fusobacteria) possess a vitamin B12 biosynthesis pathway (Table 1) (10, 32, 42, 43, 45). Indeed, Lactobacillus plantarum and L. coryniformis isolated from fermented food produce vitamin B12 (33), and Bifidobacterium animalis synthesizes vitamin B12 during milk fermentation (123)”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6478888/)

B-vitamin-mediated immunological regulation is specific to different immune cells and immune responses: that is, different B vitamins are required for different immune responses. It was once thought that B vitamins were obtained only from the diet; however, we know now that this is not the case and that the intestinal microbiota is also an important source of vitamins. Within the intestinal microbiota, not all bacteria produce B vitamins and some bacteria utilize dietary B vitamins or B vitamins produced by other intestinal bacteria for their own needs; therefore, there may be competition between the host and the intestinal microbiota for B vitamins (Figure 4). Research in this field is complicated, because not only does the composition of the intestinal microbiota vary among individuals, but also the composition of the diet can alter both the composition and function of the intestinal microbiota. Therefore, vitamin-mediated immunological maintenance also varies among individuals. Further examinations in this field are needed, and the new information uncovered will help to develop a new era of precision health and nutrition.

Taurine - For immunity

This review is an attempt to summarize our knowledge about taurine bromamine (TauBr) properties, its role in innate immunity and its therapeutic potential.

TauBr and taurine chloramine (TauCl) are major haloamines generated by eosinophils and neutrophils at a site of inflammation. Both haloamines share anti-inflammatory and anti-oxidant properties. TauBr, similarly to TauCl, decreases the production of proinflammatory mediators. Their anti-inflammatory and anti-oxidant activities are enhanced by their ability to induce the expression of heme oxygenase-1 (HO-1). TauCl is more stable than TauBr. On the other hand, only TauBr was found to be highly membrane-permeable showing stronger microbicidal activity than TauCl.

In the light of the anti-inflammatory and antimicrobial properties of TauBr we discuss its therapeutic potential in local treatment of inflammation, especially acne vulgaris, the most common inflammatory skin disorder. TauBr, at non-cytotoxic concentrations, is able to kill Propionibacterium acnes, the skin bacteria involved in pathogenesis of acne vulgaris.

As topical antibiotics used in the therapy of acne are associated with the emergence of resistant bacteria, topical TauBr seems to be a good candidate for an alternative therapy.

Recently, in a double blind trial, the efficacy of TauBr was compared with the efficacy of clindamycin, one of the most common topical antibiotics used in acne therapy. Comparable reduction of acne lesions was observed in the TauBr and clindamycin groups of patients with mild and moderate inflammatory facial acne vulgaris. We conclude that this pilot study supports our concept that TauBr can be used as a topical agent in the treatment of acne vulgaris, especially in patients who have already developed antibiotic resistance. Further studies are necessary to substantiate the more extended use of TauBr as an anti-inflammatory and anti-oxidant agent in human medicine”. ( https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2994406/)

β-Caryophyllene – for Immune System

This review is an attempt to summarize our knowledge about taurine bromamine (TauBr) properties, its role in innate immunity and its therapeutic potential.

TauBr and taurine chloramine (TauCl) are major haloamines generated by eosinophils and neutrophils at a site of inflammation. Both haloamines share anti-inflammatory and anti-oxidant properties. TauBr, similarly to TauCl, decreases the production of proinflammatory mediators. Their anti-inflammatory and anti-oxidant activities are enhanced by their ability to induce the expression of heme oxygenase-1 (HO-1). TauCl is more stable than TauBr. On the other hand, only TauBr was found to be highly membrane-permeable showing stronger microbicidal activity than TauCl.

In the light of the anti-inflammatory and antimicrobial properties of TauBr we discuss its therapeutic potential in local treatment of inflammation, especially acne vulgaris, the most common inflammatory skin disorder. TauBr, at non-cytotoxic concentrations, is able to kill Propionibacterium acnes, the skin bacteria involved in pathogenesis of acne vulgaris.

As topical antibiotics used in the therapy of acne are associated with the emergence of resistant bacteria, topical TauBr seems to be a good candidate for an alternative therapy.

Recently, in a double blind trial, the efficacy of TauBr was compared with the efficacy of clindamycin, one of the most common topical antibiotics used in acne therapy. Comparable reduction of acne lesions was observed in the TauBr and clindamycin groups of patients with mild and moderate inflammatory facial acne vulgaris. We conclude that this pilot study supports our concept that TauBr can be used as a topical agent in the treatment of acne vulgaris, especially in patients who have already developed antibiotic resistance. Further studies are necessary to substantiate the more extended use of TauBr as an anti-inflammatory and anti-oxidant agent in human medicine. (https://www.ncbi.nlm.nih.gov/pubmed/25171128/)

Cacao Oil – Gene Expression & Immune Response-

 Further, Cocoa consumption may stimulate changes in redox-sensitive signaling pathways involved in gene expression and the immune response. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4145303/#B10-nutrients-06-03202)

Rhodiola Extract – For Immune System

“Rhodiola rosea, a medicinal plant with demonstrated adaptogenic properties, has recently been reported to contain active compounds with antimicrobial activity. The goal of this study was to measure the antiviral and antibacterial properties of the bioactive metabolites of Rhodiola rosea in the serum of experienced marathon runners following supplementation. Marathon runners, randomly divided into two groups, ingested 600 mg/day of Rhodiola rosea (n = 24, 6 female, 18 male) or placebo (n = 24, 7 females, 17 males) for 30 days prior to, the day of, and 7 days post-marathon. Blood serum samples were collected the day before, 15 min post-, and 1.5 h post-marathon. Serum from Rhodiola rosea-supplemented runners collected after marathon running did not attenuate the marathon-induced susceptibility of HeLa cells to killing by vesicular stomatitis virus. However, the use of Rhodiola rosea induced antiviral activity at early times post-infection by delaying an exercise-dependent increase in virus replication (P = 0.013 compared to placebo). Serum from both groups collected 15 min post-marathon significantly promoted the growth of Escherichia coli in culture as compared to serum collected the day before the marathon (P = 0.003, all subjects). Furthermore, the serum from subjects ingesting Rhodiola rosea did not display antibacterial properties at any time point as indicated by a lack of group differences immediately (P = 0.785) or 1.5 h (P = 0.633) post-marathon. These results indicate that bioactive compounds in the serum of subjects ingesting Rhodiola rosea may exert protective effects against virus replication following intense and prolonged exercise by inducing antiviral activity.

Rhodiola rosea (also known as golden root, rose root, Arctic root) is a perennial herbaceous plant in the Crassulaceae family found at high altitudes in the Arctic and mountainous regions throughout Europe and Asia (1). It has historically been used to treat a range of conditions, including fatigue, depression and anxiety, impotence, and nervous system disorders (1). Rhodiola rosea has also received attention for its potential adaptogenic and ergogenic properties including the enhancement of physical and mental performance and reduction of fatigue (2, 3). More recently, Rhodiola rosea and polyphenolic bioactive compounds from the plant, such as rosavin, salidroside, syringin, triandrin, and tyrosol, have been reported to exert beneficial effects against several pathogens. For example, flavonoids isolated from the roots of Rhodiola rosea have been shown to inhibit the activity of neuraminidases from Clostridium perfringens and influenza virus, and exert anti-influenza virus activities in vitro (4). Salidroside, a major bioactive component of Rhodiola rosea has been reported to modulate the expression of antiviral cytokines, such as IFNγ, and TNFα, and inhibit the replication of coxsackievirus B3 perhaps through modulation of oxidative stress (5, 6). More recently, studies have shown that Rhodiola inhibits dengue virus multiplication by regulating the innate immune response genes, RIG-I, MDA5, and ISG, to promote an effective antiviral immune response (7). Taken together, these data highlight the antiviral capacity of Rhodiola rosea and its potential as a therapeutic strategy against a variety of infectious diseases.

Although in vitro studies have yielded promising results, the antimicrobial capacity of Rhodiola species in humans has not been evaluated. The purpose of this study was to measure the antiviral and antibacterial activity in the serum of athletes ingesting Rhodiola rosea or placebo for 30 days prior to participating in a competitive marathon. This work is an extension of a study investigating the adaptogenic potential of Rhodiola Rosea in experienced runners completing a marathon (8). Shanely et al. reported that ingesting Rhodiola Rosea supplements for 30 days prior to marathon running did not reduce the muscle damage and inflammation generated by strenuous exercise. Intense endurance exercise, including marathon-type exertion, is known to induce deleterious changes in the immune system. During strenuous exercise, there is a substantial increase in reactive oxygen species (ROS) production resulting in oxidative stress, structural damage to the skeletal muscle fiber ultrastructure, inflammation, and transient immune dysfunction (9). Transient immunosuppression induced by prolonged, intense exercise is associated with increased incidence and severity of acute respiratory infections. Studies have observed decreased salivary IgA levels and natural killer (NK) cell function in endurance athletes, both of which offer protection against respiratory viruses, such as influenza virus and rhinoviruses (10–12). Therefore, there is great interest in determining efficacious countermeasures for athletes in order to reduce the risk of acquiring infections following strenuous exercise.

There are limitations to measuring the anti-pathogenic effects of therapeutics in human subjects due to ethical constraints. Because of this, we have developed in vitro assays to evaluate the ability of serum from supplemented individuals to inhibit the growth of bacteria, and the replication and cytopathic effects (CPE) associated with virus infections, ex vivo. Our previous studies using these techniques have yielded consistent and reproducible results allowing us to carry out human studies safely and non-invasively (13). In this study, we determined that Rhodiola rosea suppresses an exercise-induced increase in virus replication, but has no effect on the growth of the bacteria, Escherichia coli (E. coli) and Staphylococcus aureus (S. aureus). Consistent with previous reports, our data demonstrate that Rhodiola rosea contains compounds that act as antiviral agents”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4521101/)

Black Pepper Oil - Immunomodulatory and Anti-Allergic Effect In Pepper

“The immunomodulatory potential of piperine have demonstrated promising potential. Bezerra et al. [9] reported that the incubation of tumor cell lines with 5-fluorouracil (5-FU) in the presence of piperine produced an increase in growth inhibition, observed by lower IC50 values for 5-FU. At the same time, leucopoenia induced by treatment with 5-FU was reduced by the combined use with piperine, showing improved immunocompetence hampered by 5-FU [9]. In the study of Bernardo et al. [10], which evaluated the effect of piperine to B cell functioning and on the humoral immune response to T-un/dependent antigens, it was found that, in vitro, it inhibits proliferative response induced by lipopolysaccharide (LPS) and immunoglobulin α-IgM antibody. Also, piperine resulted in inhibition of IgM antibody secretion and reduced expression of cluster of differentiation CD86 [10]. A recent study of Lee et al. demonstrated that piperine in combination with gamma-aminobutyric acid (GABA) mediated p38 and JNK MAPK activation, which increased EPO and EPO-R expression, resulting in up-regulation of IL-10 and NF-κB [11]. In addition to immunomodulation, piperine exhibits significant anti-allergic activity in ovalbumin-induced allergic rhinitis in mice. Piperine significantly ameliorated sneezing, rubbing, and redness induced by sensitization of nerve endings resulted from histamine released in response to antigen-antibody reaction [12], but also decreased nitric oxide (NO) levels due to lower migration of eosinophils into nasal epithelial tissue. As in the histopathological section of the nasal mucosa, it was found that piperine treatment attenuated inflammation, redness, and disruption of alveoli and bronchiole [12]. In an ovalbumin-induced asthma model, the administration of piperine decreased the Appl. Sci. 2019, 9, 4270 3 of 29 infiltration of eosinophils and reduced airway hyperresponsiveness by suppressing T cell activity and Th2 cytokine production [13]Anti-Diabetic Effect Piperine enhances hepatic oxidized glutathione (GSSG, by 100%) and decreases renal glutathione (GSH, by 35%) concentration and renal glutathione reductase (GR) activity (by 25%) in streptozotocin-induced diabetic rats when compared to healthy controls [14]. Brahmanaidu et al. [15] reported that piperine would suppress the body weight, and improve insulin and leptin sensitivity, thereby regulating obesity. In the study of twenty piperine derivatives containing benzothiazole moiety, nine piperine analogs exhibited higher anti-diabetic activity, in comparison with the standard, rosiglitazone [16]. Piperine exhibits anti-hyperglycemic activity in alloxan-induced diabetic mice since significant blood glucose-lowering effect was registered after 14 days of oral intake at a dose of 20 mg/kg. On the other hand, the same study showed that high dose (40 mg/kg) acutely raise blood glucose level [17]. Another confirmation of piperine’s ability to increase the efficacy of various drugs was demonstrated with respect to those used to treat diabetes. In another study, on alloxan-induced diabetic rats, the combination of piperine with a therapeutic dose of metformin (10 mg/kg + 250 mg/kg) showed a significantly higher lowering of blood glucose level as compared to metformin alone on both the 14th and 28th day [18]. On streptozotocin-induced diabetic rats, the combination of piperine and glimepiride increased all the pharmacokinetic parameters (Cmax, AUC0-n, AUCtotal, T1/2, MRT, and decreased the clearance, Vd) and improved overall antioxidant status [19]. Piperine reduces ligand-induced liver X receptor α activity in a dose-dependent manner, showing its role as its antagonist, while its dietary effects in high-fat-diet (HFD, +0.05% piperine) rats showed decreased plasma insulin and glucose concentrations and increased insulin sensitivity [20]. Consequently, it downregulates genes involved in endoplasmic reticulum stress and upregulates GLUT2. Piperine inhibits the adipocyte differentiation of 3T3-L1 cells by decreasing master adipogenic transcriptional factors PPARγ, SREBP-1c, and C/EBPβ, leading to inhibition of adipogenesis [21]. It was reported that piperine inhibits uridine diphosphate-glucose dehydrogenase (UDP-GDH), UDP-glucuronosyltransferase (UDP-GT) and decreases UDP-glucuronic acid (UDPGA) in rat and guinea pig liver and intestine [22]. Piperine reduces total plasma cholesterol, low density lipoprotein (LDL) cholesterol, very low-density lipoprotein (VLDL), the activity of 3-hydroxy 3-methyl glutaryl coenzyme A (HMG CoA) reductase in the tissues, and increases lipoprotein lipase (LPL) and plasma lecithin cholesterol acyl transferase (LCAT). All these effects consequently result with the prevention of the plasma lipids and lipoproteins accumulation in antithyroid drug-induced hypercholesterolemic rats [23]”. All authors (Z.S.-R., M.P., M.D., A.A., N.V.A.K., B.S., W.C.C., and J.S.-R.) contributed equally to this work. Z.S.-R., M.P,

(file:///C:/Users/SalesGuest/Downloads/applsci-09-04270.pdf)

Other ingredients; Filtered Water, Natural Flavor (Orange), Glucuronolactone -

Stevia, Caffeine, Citric Acid, Potassium Sorbate, Malic Acid, Sodium Benzoate

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

CB5 Pet Tincture

Ingredients:

β-Caryophyllene,

α-Pinene,

D-Limonene,

Black Pepper Oil,

Salmon Oil

Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

CB5 Pet Treats

(Available in 5, 25 counts)

β-Caryophyllene,

α-Pinene,

Rosemary Extract

Black Pepper Oil

Additional Ingredients:

Pumpkin, Peanut Butter, Egg Yolk, Wheat Flour, Water,

Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports joint health/healthy joint function

- Supports the endocannabinoid system and helps maintain balance

CB5 Roll-On

(Available in 1oz – 500mg, 3oz – 1500mg)

Claim: Pain Relief

Ingredients:

Carbomer – Membrane Permatiation

Allows Pain Relieving medicine to be absorbed evenly and makes terpenes in roll on more bioavailable to the central nervous system.

“The influence of solute presence within hydrogel polymeric network was studied in order to develop a better understanding of diffusive phenomena and thus to obtain a better controlled drug delivery system, matching the needs of applications into central nervous system. Solutes role is usually neglected during development and engineering of drug delivery devices, mainly because of the extremely low concentrations used and the small steric hindrance of diffusants. Here, agar–carbomer based hydrogels were loaded with sodium fluorescein, a common drug mimetic, performing studies on material characterization, drug delivery kinetics and degradation. The complete release from such devices suggested the absence of stable chemical bonds between the matrix and solute. Moreover, solute role was clearly visible considering swelling kinetics, rheology and degradation profile: the solute presence indeed made our hydrogel less stable, able to flow under lower stress values and more easily degradable”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3131567/)

Arnica Oil, - Pain Relief

“Arnica montana, belonging to the Compositae family, is a plant with a longstanding tradition of relieving pain and/or inflammation in muscles and joints and may thus represent an alternative to nonsteroidal anti-inflammatory drugs, which are often ineffective or lead to a number of adverse effects. A homeopathic arnica patch (3X dilution according to the Homeopathic Pharmacopoeia of the United States) was developed to alleviate pain symptoms in the back and neck muscles and joints. The present case report describes the treatment outcome after administration of the arnica patch in a 55-year-old female patient with pain in the right hand and numbness in the fourth finger after cellulitis in the palmar area. The cellulitis was treated with antibiotics, but pain symptoms remained at 7 points on a 0-to-10–point visual analog scale (VAS) for pain despite intake of oral ibuprofen and oral and topical application of an arnica-containing complex homeopathic ointment. Ten arnica patches were dispensed to the patient. She cut the patch into strips to cover all painful areas of the hand and applied them at night. After 3 days, she reported a substantial decrease in pain symptoms (VAS = 1) and a marked decrease in numbness and in the size of a tender nodule on the third metacarpal area. Moreover, the patient was able to sleep through the night without being awakened by the pain. The symptoms declined further during the next 2 days. This case demonstrates that after a relatively short period of time, the administration of the arnica patch on the hand provided a marked reduction of pain and recovery of functionality of the hand”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3833497/)

Menthol Crystals, For Pain Relief

“Menthol is made from mint extracts and provides a soothing cooling sensation. It is often used to temporarily relieve minor pain from arthritis, muscle strains, backaches, and other bothersome injuries. Menthol's familiar cooling sensation is the flip side to capsaicin's burning, although it's not expected to "max out" neurons and cause desensitization like capsaicin. Essentially, it creates a pleasant diversion from pain or other irritations — a reasonable goal, particularly if it can outlast the pain, but not really a treatment for pain or inflammation. Camphor has a similar effect.

Menthol is an active ingredient in most of the traditional rub-in products, like Absorbine Jr. and Bengay, so in addition to the cooling sensation, the first whiff brings back memories. The only active ingredients in the IcyHot products are menthol and methyl salicylate. It's unclear what would cause a hot sensation.

Like capsaicin, menthol doesn't change the skin's temperature; it creates a cooling sensation by attaching to a certain neuronal receptor”. (https://www.health.harvard.edu/pain/rubbing_it_in)

“Topical menthol gels are classified “topical analgesics” and are claimed to relieve minor aches and pains of the musculoskeletal system. In this study we investigate the acute effect of topical menthol on carpal tunnel syndrome (CTS). We screened 645 slaughterhouse workers and recruited 10 participants with CTS and chronic pain of the arm/hand who were randomly distributed into two groups to receive topical menthol (Biofreeze) or placebo (gel with a menthol scent) during the working day and 48 hours later the other treatment (crossover design). Participants rated arm/hand pain intensity during the last hour of work (scale 0–10) immediately before 1, 2, and 3 hours after application. Furthermore, global rating of change (GROC) in arm/hand pain was assessed 3 hours after application. Compared with placebo, pain intensity and GROC improved more following application of topical menthol (P = 0.026 and P = 0.044, resp.). Pain intensity of the arm/hand decreased by −1.2 (CI 95%: −1.7 to −0.6) following topical menthol compared with placebo, corresponding to a moderate effect size of 0.63. In conclusion, topical menthol acutely reduces pain intensity during the working day in slaughterhouse workers with CTS and should be considered as an effective nonsystemic alternative to regular analgesics in the workplace management of chronic and neuropathic pain. Menthol based topical applications are a widely used analgesic compound acting at the peripherally located site of injury. Zhang et al. [26] reported a significant reduction in acute low back pain following 4 weeks of Biofreeze application combined with chiropractic adjustment compared with chiropractic adjustment alone. However, the study was not blinded, and the acute effects of topical menthol application were not measured. Another study found topically applied menthol to cause higher transepidermal water loss (which is often compromised due to injury) whereas no effect on pain sensation was observed, compared to alcohol [18]. Topical menthol is regularly used in sports medicine, and a topical patch of methyl salicylate—an analgesic—in combination with menthol has been reported to relief pain associated with mild to moderate muscle strain compared to placebo [15]. However, the direct contribution of menthol on pain is difficult to extract as the patch also contained methyl salicylate.

Menthol applied to the skin increases the sensitization of thermosensitive neurons by activation of the TRPM8 channel consequently leading to the perception of coolness, which has an inhibitory effect on nociceptive afferents and on dorsal-horn neurons conducting pain impulses to the thalamus [21]. It has been reported that the subjective cooling effect following topical menthol application lasts up to 70 min in 12 of 18 subjects, with a mean cooling sensation of 32 min [18]. This knowledge contributed to the study design by Johar et al. [25] who measured DOMS induced pain symptoms and tetanic contraction force 20, 25, and 35 min following application of either menthol gel or ice to the elbow flexors. They demonstrated that the menthol containing gel was more effective than ice for increasing evoked tetanic force; however no significant group by time interaction in pain perception was observed. Our study revealed a decrease in pain intensity 1 hour following menthol application, and this reduction was maintained for both 2 and 3 hours indicating that pain relief lasts longer than the perceived cooling effect. This discrepancy between the sensation of cool and the perception of pain should in a timewise perspective be investigated in future studies.

Workplace risk factors for the development of CTS involve repetitive and forceful hand use, and the prevalence of CTS among Danish slaughterhouse workers was found to be almost 4 times that of reference workers [6, 7]. Workers diagnosed with carpal tunnel syndrome may be treated by surgical procedures, while others will have to rely on conservative treatments. However, physical exercise such as strength training, which has shown to relieve other types of musculoskeletal pain [37, 38] (refs), may be contraindicated in carpal tunnel syndrome. Thus, topical menthol may provide acute pain reduction for this group of workers. For instance, the gel can be applied in the morning and again at lunch to provide pain relief during the entire working day. Nevertheless, it should be remembered that the acute analgesic effect of topical menthol does not treat the underlying cause of carpal tunnel syndrome, and the workloads may need to be adjusted to prevent further aggravation of the symptoms. Topical menthol application acutely reduces pain intensity among slaughterhouse workers with chronic pain and symptoms of carpal tunnel syndrome compared with placebo. Thus, topical menthol should be considered as an effective nonsystemic alternative to regular analgesics in the workplace management of chronic, localized musculoskeletal, and neuropathic pain”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4178917/)

Camphor

“The fragrant camphor tree (Cinnamomum camphora) and its products, such as camphor oil, have been coveted since ancient times. Having a rich history of traditional use, it was particularly used as a fumigant during the era of the Black Death and considered as a valuable ingredient in both perfume and embalming fluid. Camphor has been widely used as a fragrance in cosmetics, as a food flavoring, as a common ingredient in household cleaners, as well as in topically applied analgesics and rubefacients for the treatment of minor muscle aches and pains. Camphor, traditionally obtained through the distillation of the wood of the camphor tree, is a major essential oil component of many aromatic plant species, as it is biosynthetically synthesized; it can also be chemically synthesized using mainly turpentine as a starting material. Camphor exhibits a number of biological properties such as insecticidal, antimicrobial, antiviral, anticoccidial, anti-nociceptive, anticancer and antitussive activities, in addition to its use as a skin penetration enhancer. However, camphor is a very toxic substance and numerous cases of camphor poisoning have been documented. This review briefly summarizes the uses and synthesis of camphor and discusses the biological properties and toxicity of this valuable molecule”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6270224/)

β-Caryophyllene - For Pain

Natural bicyclic sesquiterpenes, β-caryophyllene (BCP) and β-caryophyllene oxide (BCPO), are present in a large number of plants worldwide. Both BCP and BCPO (BCP(O)) possess significant anticancer activities, affecting growth and proliferation of numerous cancer cells. Nevertheless, their antineoplastic effects have hardly been investigated in vivo. In addition, both compounds potentiate the classical drug efficacy by augmenting their concentrations inside the cells. The mechanisms underlying the anticancer activities of these sesquiterpenes are poorly described. BCP is a phytocannabinoid with strong affinity to cannabinoid receptor type 2 (CB 2), but not cannabinoid receptor type 1 (CB 1). In opposite, BCP oxidation derivative, BCPO, does not exhibit CB 1/2 binding, thus the mechanism of its action is not related to endocannabinoid system (ECS) machinery. It is known that BCPO alters several key pathways for cancer development, such as mitogen-activated protein kinase (MAPK), PI3K/AKT/mTOR/S6K1 and STAT3 pathways. In addition, treatment with this compound reduces the expression of procancer genes/proteins, while increases the levels of those with proapoptotic properties. The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology. This review is focused on anticancer and analgesic activities of BCP and BCPO, the mechanisms of their actions, and potential therapeutic utility”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5083753/)

α-Pinene – Anti- Inflammatory and Pain Relief

“α- and β-pinene are well-known representatives of the monoterpenes group, and are found in many plants’ essential oils. A wide range of pharmacological activities have been reported, including antibiotic resistance modulation, anticoagulant, antitumor, antimicrobial, antimalarial, antioxidant, anti-inflammatory, anti-Leishmania, and analgesic effects. This article aims to summarize the most prominent effects of α- and β-pinene, namely their cytogenetic, gastroprotective, anxiolytic, cytoprotective, anticonvulsant, and neuroprotective effects, as well as their effects against H2O2-stimulated oxidative stress, pancreatitis, stress-stimulated hyperthermia, and pulpal pain. Finally, we will also discuss the bioavailability, administration, as well as their biological activity and clinical applications”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

“Inflammation is an immune reaction that provides defense to the human body against damage or infection [73]. Inappropriate immune responses in body often lead to inflammatory diseases. Macrophage plays an essential role in inflammatory reactions. Rufino et al. analyzed the anti-inflammatory and chondroprotective effect of Juniperus oxycedrus EO and their major constituents α-pinene enantiomers in human chondrocyte [74]. (+)-α-pinene (1) exhibited the strongest prevention against IL-1β-stimulated inflammatory and catabolic pathways. Similarly, in another study, the anti-inflammatory effect of α-pinene was studied on peritoneal macrophages of male C57BL/6 rats [73]. Results revealed that α-pinene do not exhibit cytotoxicity up to 20 µL/dose. α-pinene reduced IL-6 and TNF-α formation in macrophages of rats. It was also found that nitrite production was reduced by α-pinene. In addition, western blot analysis revealed that α-pinene prevented NF-kB promotion. Likewise, Li et al. analyzed the activity of α-pinene and Frankincense oil (Boswellia carterii) on inflammation in Kunning rats. Frankincense oil, water extracts, and their constituents were screened against xylene-stimulated edema and formalin-sensitized hind paw edema in mice model to assess the anti-inflammatory and anti-analgesic properties. Frankincense oil revealed higher anti-inflammatory and anti-analgesic effects, compared to mice administered with water extracts. Strong pharmacological effects were observed using the combination of the three separated constituents in hind paw inflammation and COX-2 overexpression, when compared with their use alone”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

Rosemary Extract -For Pain Relief

“Pain is the most common problem experienced by hemodialysis patients, especially musculoskeletal pain in lower extremities, which is usually not completely treated and adversely affects their quality of life. The present study was conducted with the aim to determine and compare the effects of topical application of menthol and rosemary for musculoskeletal pain in hemodialysis patients. The present single-blind clinical trial recruited 105 eligible patients undergoing hemodialysis in selected hospitals affiliated to Isfahan University of Medical Sciences; patients were selected by convenient sampling. Participants’ severity of pain was determined prior to intervention. They were then randomly divided into rosemary, menthol, and placebo groups. All three groups applied medication on the site of pain on their legs three times a day for three days and recorded the severity of pain four hours after morning and afternoon applications. The statistical analysis of data was performed using SPSS 18. The mean score of severity of pain before the intervention was not significantly different among the three groups (p = 0.83), but it became significantly different after intervention (p = 0.001). Significant differences were observed in mean severity of pain before and after intervention in rosemary and menthol groups (p < 0.001), but not in the placebo group (p = 0.21). Topical application of menthol and rosemary can alleviate severity and frequency of recurrence of musculoskeletal pain in hemodialysis patients; however, according to the results of the study, none had precedence over the other”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5684790/)

Cacao Extract – For Chronic Pain

Phenolic compounds, which are secondary plant metabolites, are considered an integral part of the human diet. Physiological properties of dietary polyphenols have come to the attention in recent years. Especially, proanthocyanidins (ranging from dimers to decamers) have demonstrated potential interactions with biological systems, such as antiviral, antibacterial, molluscicidal, enzyme-inhibiting, antioxidant, and radical-scavenging properties. Agroindustry produces a considerable amount of phenolic-rich sources, and the ability of polyphenolic structures to interacts with other molecules in living organisms confers their beneficial properties. Cocoa wastes and grape seeds and skin byproducts are a source of several phenolic compounds, particularly mono-, oligo-, and polymeric proanthocyanidins. The aim of this work is to compare the phenolic composition of Theobroma cacao and Vitis vinifera grape seed extracts by high pressure liquid chromatography coupled to a quadrupole time-of-flight mass spectrometer and equipped with an electrospray ionization interface (HPLC-ESI-QTOF-MS) and its phenolic quantitation in order to evaluate the proanthocyanidin profile. The antioxidant capacity was measured by different methods, including electron transfer and hydrogen atom transfer-based mechanisms, and total phenolic and flavan-3-ol contents were carried out by Folin–Ciocalteu and Vanillin assays. In addition, to assess the anti-inflammatory capacity, the expression of MCP-1 in human umbilical vein endothelial cells was measured. Phenolic compounds are ubiquitous compounds found in most fruits and vegetables and are associated with multiple biological activities, including radioprotective, anti-inflammatory, anti-carcinogenic, antiviral and antibacterial properties attributed mainly to their antioxidant and antiradical activity [1,2]. Increasing the antioxidant compounds intake in the human diet and, for example, enriching food with antioxidant compounds, is considered important. As some synthetic antioxidants may exhibit toxicity and require high manufacturing costs showing lower efficiency than natural antioxidants, there is a need to identify natural and possibly more economic and effective antioxidants with potential to be incorporated into foods [3]. Several studies show the effect of bioactive compounds on gene expression and its impact on metabolic pathways to prevent and/or ameliorate symptoms in some diseases [4] and, therefore, its rational use is an open door in alternate medicine or pharmaceutical industry. Tannins (comprising hydrolysable and condensed tannins) are one of the major groups of polyphenols which are found in our diets. Proanthocyanidins (belonging condensed tannins) have been identified in several agricultural byproducts, seeds, fruits and vegetables [5] and their biological metabolism and pharmacokinetics have been extensively reviewed [6]. In addition to the free radical scavenging and antioxidant activity [7], proanthocyanidins also exhibit vasodilatory, anti-carcinogenic, anti-allergic, anti-inflammatory, anti-bacterial, cardio-protective, immune-stimulating, anti-viral and estrogenic activities [8], as well as are inhibitors of the enzymes phospholipase A2 [9], cyclooxygenase and lipooxygenase [10]. The anti-inflammatory activity of proanthocyanidins is one of the most widely studied [11,12,13,14,15,16,17]. Mechanisms of action include modulation of the arachidonic acid and nuclear factor-κB (NF-κB) pathways, inhibition of eicosanoid generating enzymes, inflammatory mediator secretion and the mitogen-activated protein kinase pathway [18].

Grapes (Vitis vinifera L.) are one of the most widely grown fruit crops throughout the world, and their composition and properties have been extensively investigated, with several reports of the presence of phenolic compounds [19,20]. Grape seeds, amounting to 38%–52% on a dry matter basis [21], are a considerable proportion of the industrial byproduct from the winemaking process. Grape seeds constitute a cheap source of antioxidant compounds due to their incomplete extraction during wine production, providing important economic advantages [20,22]. Cocoa and cocoa products, i.e. cocoa liquor, cocoa powder and chocolates, are worldwide consumed and common ingredients of many food products. The chocolate market has remained stable during the last years [23] and, alternatively, the scientific interest on this potential bioactive source has grown at exponential levels. In grape seeds and cocoa extracts, proanthocyanidins represent the major part of the total polyphenolic extract. These compounds are, in fact, composed of chains of flavan-3-ols units, (+)-catechin and (−)-epicatechin, linked together through C4–C6 and C4–C8 interflavanoid bonds, and various gallate esters [24]”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5343911/)

Black Pepper Extract – Anti Inflammatory and Pain Relief

One of the most popular and well-loved spices, black pepper offers both anti-inflammatory and pain-reducing effects. According to a study published in Arthritis Research & Therapy of piperine, a compound that gives black pepper its sharp taste, prevents inflammation.

Black pepper (Piper nigrum) is historically one of the most important spices and herbal medicine, and is now cultivated in tropical regions worldwide. The essential oil of black pepper fruits has shown a myriad of biological activities and is a commercially important commodity. In this work, five black pepper essential oils from eastern coastal region of Madagascar and six black pepper essential oils from the Amazon region of Brazil were obtained by hydrodistillation and analyzed by gas chromatography-mass spectrometry. The major components of the essential oils were α-pinene, sabinene, β-pinene, δ-3-carene, limonene, and β-caryophyllene. A comparison of the Madagascar and Brazilian essential oils with black pepper essential oils from various geographical regions reported in the literature was carried out. A hierarchical cluster analysis using the data obtained in this study and those reported in the literature revealed four clearly defined clusters based on the relative concentrations of the major components. The essential oils of black pepper have been analyzed by GC-MS. The oils were dominated by monoterpene hydrocarbons. Black pepper oils from various geographical locations have shown qualitative similarities with differences in the concentrations of their major components. β-Caryophyllene, limonene, β-pinene, α-pinene, δ-3-carene, sabinene, and myrcene were the main components of P. nigrum oil. The cluster analysis revealed four clearly defined clusters for P. nigrum”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6930617/)

“Cell adhesion molecules are expressed on various immune cells and play pivotal role during any inflammatory event. Inhibition of these molecules by any pharmacological molecule is being considered as surrogative marker of the anti-inflammatory property of the molecule [42, 51, 52]. We have reported that β-sitosterol significantly inhibits the TNF-α induced expression of ICAM-1, VCAM-1 and E-selectin. Cell adhesion assay using human neutrophils has been used to measure the functional correlation of cell adhesion molecules inhibition. We have also reported that β-sitosterol significantly blocks the adhesion of neutrophils to endothelial monolayer. We investigated the status of nuclear transcription factor-κB (NF-κB) and were able to establish that β-sitosterol significantly blocks the TNF-α induced activation of NF-κB[25]. In an independent study, Loizou et al. reported similar activity of β-sitosterol in human arterial endothelial cells (HAECs) [53]. They reported that β-sitosterol inhibits significantly intracellular adhesion molecule 1 and vascular adhesion molecule 1 in TNF-α-stimulated HAEC as well as the binding of U937 cells to TNF-α-stimulated HAEC and attenuates the phosphorylation of nuclear factor-κB p65 [53]. β-Sitosterol isolated from leaves of Nyctanthe-sarbortristis Linn. (Oleaceae) has been reported to posess analgesic activity and anti-inflammatory activities. Analgesic activity has been shown by hot plate test and acetic acid-induced writhings and anti-inflammatory activity by carrageenan-induced hind paw edema method [54]. Recently Han et al. have investigated the effect of β-sitosterol in 2,4-dinitrofluorobenzene (DNFB)-induced AD-like skin lesions in NC/Nga mice. They reported that infiltration of inflammatory cells and the number of scratchings were clearly reduced in the β-sitosterol treated group compared with the DNFB-treated group. β-Sitosterol significantly reduced the levels of inflammation-related mRNA and protein in the AD skin lesions. It significantly reduced the levels of histamine, IgE, and interleukin-4 in the serum of DNFB-treated NC/Nga mice [55]. They further reported that the activation of mast cell-derived caspase-1 was decreased by treatment with β-sitosterol in the AD skin lesions. β-Sitosterol also significantly decreased the production of tumor necrosis factor-alpha from stimulated splenocytes, it inhibitedthe production and mRNA expression of TSLP through blocking of caspase-1 and nuclear factor-kappaB signal pathways in the stimulated HMC-1 cells [55].

This review opens new avenues for researchers to identify and characterize novel therapeutic molecules from Piper species and investigate their efficacy in preclinical animal models. The in-vitro and in-vivo studies from our group and others have clearly demonstrated the anti-inflammatory and antioxidant potential of P. longum and P. galeatum extracts and their constituents. Thus, these findings led us to propose that the use of Piper extracts or their constituents as dietary supplements may be useful in the prevention of many diseases like asthma, COPD, cancer and cardiovascular diseases”.

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6295909/)

Ingredients:

Distilled Water, Isopropyl Alcohol, Triethanolamine, Sodium Benzoate

Additional Claims:

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

- Cooling menthol relieves minor pain associated with arthritis-like symptoms

CB5 InstaFreeze Pain Rub

Claim: Pain Relief

Ingredients:

Carbomer – Membrane Permeation

Allows Pain Relieving medicine to be absorbed evenly and makes terpenes in roll on more bioavailable to the central nervous system.

“The influence of solute presence within hydrogel polymeric network was studied in order to develop a better understanding of diffusive phenomena and thus to obtain a better controlled drug delivery system, matching the needs of applications into central nervous system. Solutes role is usually neglected during development and engineering of drug delivery devices, mainly because of the extremely low concentrations used and the small steric hindrance of diffusants. Here, agar–carbomer based hydrogels were loaded with sodium fluorescein, a common drug mimetic, performing studies on material characterization, drug delivery kinetics and degradation. The complete release from such devices suggested the absence of stable chemical bonds between the matrix and solute. Moreover, solute role was clearly visible considering swelling kinetics, rheology and degradation profile: the solute presence indeed made our hydrogel less stable, able to flow under lower stress values and more easily degradable”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3131567/)

Arnica Oil, - Pain Relief

“Arnica montana, belonging to the Compositae family, is a plant with a longstanding tradition of relieving pain and/or inflammation in muscles and joints and may thus represent an alternative to nonsteroidal anti-inflammatory drugs, which are often ineffective or lead to a number of adverse effects. A homeopathic arnica patch (3X dilution according to the Homeopathic Pharmacopoeia of the United States) was developed to alleviate pain symptoms in the back and neck muscles and joints. The present case report describes the treatment outcome after administration of the arnica patch in a 55-year-old female patient with pain in the right hand and numbness in the fourth finger after cellulitis in the palmar area. The cellulitis was treated with antibiotics, but pain symptoms remained at 7 points on a 0-to-10–point visual analog scale (VAS) for pain despite intake of oral ibuprofen and oral and topical application of an arnica-containing complex homeopathic ointment. Ten arnica patches were dispensed to the patient. She cut the patch into strips to cover all painful areas of the hand and applied them at night. After 3 days, she reported a substantial decrease in pain symptoms (VAS = 1) and a marked decrease in numbness and in the size of a tender nodule on the third metacarpal area. Moreover, the patient was able to sleep through the night without being awakened by the pain. The symptoms declined further during the next 2 days. This case demonstrates that after a relatively short period of time, the administration of the arnica patch on the hand provided a marked reduction of pain and recovery of functionality of the hand”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3833497/)

Menthol Crystals, For Pain Relief

“Menthol is made from mint extracts and provides a soothing cooling sensation. It is often used to temporarily relieve minor pain from arthritis, muscle strains, backaches, and other bothersome injuries. Menthol's familiar cooling sensation is the flip side to capsaicin's burning, although it's not expected to "max out" neurons and cause desensitization like capsaicin. Essentially, it creates a pleasant diversion from pain or other irritations — a reasonable goal, particularly if it can outlast the pain, but not really a treatment for pain or inflammation. Camphor has a similar effect.

Menthol is an active ingredient in most of the traditional rub-in products, like Absorbine Jr. and Bengay, so in addition to the cooling sensation, the first whiff brings back memories. The only active ingredients in the IcyHot products are menthol and methyl salicylate. It's unclear what would cause a hot sensation.

Like capsaicin, menthol doesn't change the skin's temperature; it creates a cooling sensation by attaching to a certain neuronal receptor”. (https://www.health.harvard.edu/pain/rubbing_it_in)

“Topical menthol gels are classified “topical analgesics” and are claimed to relieve minor aches and pains of the musculoskeletal system. In this study we investigate the acute effect of topical menthol on carpal tunnel syndrome (CTS). We screened 645 slaughterhouse workers and recruited 10 participants with CTS and chronic pain of the arm/hand who were randomly distributed into two groups to receive topical menthol (Biofreeze) or placebo (gel with a menthol scent) during the working day and 48 hours later the other treatment (crossover design). Participants rated arm/hand pain intensity during the last hour of work (scale 0–10) immediately before 1, 2, and 3 hours after application. Furthermore, global rating of change (GROC) in arm/hand pain was assessed 3 hours after application. Compared with placebo, pain intensity and GROC improved more following application of topical menthol (P = 0.026 and P = 0.044, resp.). Pain intensity of the arm/hand decreased by −1.2 (CI 95%: −1.7 to −0.6) following topical menthol compared with placebo, corresponding to a moderate effect size of 0.63. In conclusion, topical menthol acutely reduces pain intensity during the working day in slaughterhouse workers with CTS and should be considered as an effective nonsystemic alternative to regular analgesics in the workplace management of chronic and neuropathic pain. Menthol based topical applications are a widely used analgesic compound acting at the peripherally located site of injury. Zhang et al. [26] reported a significant reduction in acute low back pain following 4 weeks of Biofreeze application combined with chiropractic adjustment compared with chiropractic adjustment alone. However, the study was not blinded, and the acute effects of topical menthol application were not measured. Another study found topically applied menthol to cause higher transepidermal water loss (which is often compromised due to injury) whereas no effect on pain sensation was observed, compared to alcohol [18]. Topical menthol is regularly used in sports medicine, and a topical patch of methyl salicylate—an analgesic—in combination with menthol has been reported to relief pain associated with mild to moderate muscle strain compared to placebo [15]. However, the direct contribution of menthol on pain is difficult to extract as the patch also contained methyl salicylate.

Menthol applied to the skin increases the sensitization of thermosensitive neurons by activation of the TRPM8 channel consequently leading to the perception of coolness, which has an inhibitory effect on nociceptive afferents and on dorsal-horn neurons conducting pain impulses to the thalamus [21]. It has been reported that the subjective cooling effect following topical menthol application lasts up to 70 min in 12 of 18 subjects, with a mean cooling sensation of 32 min [18]. This knowledge contributed to the study design by Johar et al. [25] who measured DOMS induced pain symptoms and tetanic contraction force 20, 25, and 35 min following application of either menthol gel or ice to the elbow flexors. They demonstrated that the menthol containing gel was more effective than ice for increasing evoked tetanic force; however no significant group by time interaction in pain perception was observed. Our study revealed a decrease in pain intensity 1 hour following menthol application, and this reduction was maintained for both 2 and 3 hours indicating that pain relief lasts longer than the perceived cooling effect. This discrepancy between the sensation of cool and the perception of pain should in a timewise perspective be investigated in future studies.

Workplace risk factors for the development of CTS involve repetitive and forceful hand use, and the prevalence of CTS among Danish slaughterhouse workers was found to be almost 4 times that of reference workers [6, 7]. Workers diagnosed with carpal tunnel syndrome may be treated by surgical procedures, while others will have to rely on conservative treatments. However, physical exercise such as strength training, which has shown to relieve other types of musculoskeletal pain [37, 38] (refs), may be contraindicated in carpal tunnel syndrome. Thus, topical menthol may provide acute pain reduction for this group of workers. For instance, the gel can be applied in the morning and again at lunch to provide pain relief during the entire working day. Nevertheless, it should be remembered that the acute analgesic effect of topical menthol does not treat the underlying cause of carpal tunnel syndrome, and the workloads may need to be adjusted to prevent further aggravation of the symptoms. Topical menthol application acutely reduces pain intensity among slaughterhouse workers with chronic pain and symptoms of carpal tunnel syndrome compared with placebo. Thus, topical menthol should be considered as an effective nonsystemic alternative to regular analgesics in the workplace management of chronic, localized musculoskeletal, and neuropathic pain”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4178917/)

Camphor

“The fragrant camphor tree (Cinnamomum camphora) and its products, such as camphor oil, have been coveted since ancient times. Having a rich history of traditional use, it was particularly used as a fumigant during the era of the Black Death and considered as a valuable ingredient in both perfume and embalming fluid. Camphor has been widely used as a fragrance in cosmetics, as a food flavoring, as a common ingredient in household cleaners, as well as in topically applied analgesics and rubefacients for the treatment of minor muscle aches and pains. Camphor, traditionally obtained through the distillation of the wood of the camphor tree, is a major essential oil component of many aromatic plant species, as it is biosynthetically synthesized; it can also be chemically synthesized using mainly turpentine as a starting material. Camphor exhibits a number of biological properties such as insecticidal, antimicrobial, antiviral, anticoccidial, anti-nociceptive, anticancer and antitussive activities, in addition to its use as a skin penetration enhancer. However, camphor is a very toxic substance and numerous cases of camphor poisoning have been documented. This review briefly summarizes the uses and synthesis of camphor and discusses the biological properties and toxicity of this valuable molecule”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6270224/)

β-Caryophyllene - For Pain

Natural bicyclic sesquiterpenes, β-caryophyllene (BCP) and β-caryophyllene oxide (BCPO), are present in a large number of plants worldwide. Both BCP and BCPO (BCP(O)) possess significant anticancer activities, affecting growth and proliferation of numerous cancer cells. Nevertheless, their antineoplastic effects have hardly been investigated in vivo. In addition, both compounds potentiate the classical drug efficacy by augmenting their concentrations inside the cells. The mechanisms underlying the anticancer activities of these sesquiterpenes are poorly described. BCP is a phytocannabinoid with strong affinity to cannabinoid receptor type 2 (CB 2), but not cannabinoid receptor type 1 (CB 1). In opposite, BCP oxidation derivative, BCPO, does not exhibit CB 1/2 binding, thus the mechanism of its action is not related to endocannabinoid system (ECS) machinery. It is known that BCPO alters several key pathways for cancer development, such as mitogen-activated protein kinase (MAPK), PI3K/AKT/mTOR/S6K1 and STAT3 pathways. In addition, treatment with this compound reduces the expression of procancer genes/proteins, while increases the levels of those with proapoptotic properties. The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology. This review is focused on anticancer and analgesic activities of BCP and BCPO, the mechanisms of their actions, and potential therapeutic utility.

α-Pinene – Anti- Inflammatory and Pain Relief

“α- and β-pinene are well-known representatives of the monoterpenes group, and are found in many plants’ essential oils. A wide range of pharmacological activities have been reported, including antibiotic resistance modulation, anticoagulant, antitumor, antimicrobial, antimalarial, antioxidant, anti-inflammatory, anti-Leishmania, and analgesic effects. This article aims to summarize the most prominent effects of α- and β-pinene, namely their cytogenetic, gastroprotective, anxiolytic, cytoprotective, anticonvulsant, and neuroprotective effects, as well as their effects against H2O2-stimulated oxidative stress, pancreatitis, stress-stimulated hyperthermia, and pulpal pain. Finally, we will also discuss the bioavailability, administration, as well as their biological activity and clinical applications”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

“Inflammation is an immune reaction that provides defense to the human body against damage or infection [73]. Inappropriate immune responses in body often lead to inflammatory diseases. Macrophage plays an essential role in inflammatory reactions. Rufino et al. analyzed the anti-inflammatory and chondroprotective effect of Juniperus oxycedrus EO and their major constituents α-pinene enantiomers in human chondrocyte [74]. (+)-α-pinene (1) exhibited the strongest prevention against IL-1β-stimulated inflammatory and catabolic pathways. Similarly, in another study, the anti-inflammatory effect of α-pinene was studied on peritoneal macrophages of male C57BL/6 rats [73]. Results revealed that α-pinene do not exhibit cytotoxicity up to 20 µL/dose. α-pinene reduced IL-6 and TNF-α formation in macrophages of rats. It was also found that nitrite production was reduced by α-pinene. In addition, western blot analysis revealed that α-pinene prevented NF-kB promotion. Likewise, Li et al. analyzed the activity of α-pinene and Frankincense oil (Boswellia carterii) on inflammation in Kunning rats. Frankincense oil, water extracts, and their constituents were screened against xylene-stimulated edema and formalin-sensitized hind paw edema in mice model to assess the anti-inflammatory and anti-analgesic properties. Frankincense oil revealed higher anti-inflammatory and anti-analgesic effects, compared to mice administered with water extracts. Strong pharmacological effects were observed using the combination of the three separated constituents in hind paw inflammation and COX-2 overexpression, when compared with their use alone”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

Rosemary Extract -For Pain Relief

“Pain is the most common problem experienced by hemodialysis patients, especially musculoskeletal pain in lower extremities, which is usually not completely treated and adversely affects their quality of life. The present study was conducted with the aim to determine and compare the effects of topical application of menthol and rosemary for musculoskeletal pain in hemodialysis patients. The present single-blind clinical trial recruited 105 eligible patients undergoing hemodialysis in selected hospitals affiliated to Isfahan University of Medical Sciences; patients were selected by convenient sampling. Participants’ severity of pain was determined prior to intervention. They were then randomly divided into rosemary, menthol, and placebo groups. All three groups applied medication on the site of pain on their legs three times a day for three days and recorded the severity of pain four hours after morning and afternoon applications. The statistical analysis of data was performed using SPSS 18. The mean score of severity of pain before the intervention was not significantly different among the three groups (p = 0.83), but it became significantly different after intervention (p = 0.001). Significant differences were observed in mean severity of pain before and after intervention in rosemary and menthol groups (p < 0.001), but not in the placebo group (p = 0.21). Topical application of menthol and rosemary can alleviate severity and frequency of recurrence of musculoskeletal pain in hemodialysis patients; however, according to the results of the study, none had precedence over the other”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5684790/)

Cacao Extract – For Chronic Pain

Phenolic compounds, which are secondary plant metabolites, are considered an integral part of the human diet. Physiological properties of dietary polyphenols have come to the attention in recent years. Especially, proanthocyanidins (ranging from dimers to decamers) have demonstrated potential interactions with biological systems, such as antiviral, antibacterial, molluscicidal, enzyme-inhibiting, antioxidant, and radical-scavenging properties. Agroindustry produces a considerable amount of phenolic-rich sources, and the ability of polyphenolic structures to interacts with other molecules in living organisms confers their beneficial properties. Cocoa wastes and grape seeds and skin byproducts are a source of several phenolic compounds, particularly mono-, oligo-, and polymeric proanthocyanidins. The aim of this work is to compare the phenolic composition of Theobroma cacao and Vitis vinifera grape seed extracts by high pressure liquid chromatography coupled to a quadrupole time-of-flight mass spectrometer and equipped with an electrospray ionization interface (HPLC-ESI-QTOF-MS) and its phenolic quantitation in order to evaluate the proanthocyanidin profile. The antioxidant capacity was measured by different methods, including electron transfer and hydrogen atom transfer-based mechanisms, and total phenolic and flavan-3-ol contents were carried out by Folin–Ciocalteu and Vanillin assays. In addition, to assess the anti-inflammatory capacity, the expression of MCP-1 in human umbilical vein endothelial cells was measured.

Phenolic compounds are ubiquitous compounds found in most fruits and vegetables and are associated with multiple biological activities, including radioprotective, anti-inflammatory, anti-carcinogenic, antiviral and antibacterial properties attributed mainly to their antioxidant and antiradical activity [1,2]. Increasing the antioxidant compounds intake in the human diet and, for example, enriching food with antioxidant compounds, is considered important. As some synthetic antioxidants may exhibit toxicity and require high manufacturing costs showing lower efficiency than natural antioxidants, there is a need to identify natural and possibly more economic and effective antioxidants with potential to be incorporated into foods [3]. Several studies show the effect of bioactive compounds on gene expression and its impact on metabolic pathways to prevent and/or ameliorate symptoms in some diseases [4] and, therefore, its rational use is an open door in alternate medicine or pharmaceutical industry.

Tannins (comprising hydrolysable and condensed tannins) are one of the major groups of polyphenols which are found in our diets. Proanthocyanidins (belonging condensed tannins) have been identified in several agricultural byproducts, seeds, fruits and vegetables [5] and their biological metabolism and pharmacokinetics have been extensively reviewed [6]. In addition to the free radical scavenging and antioxidant activity [7], proanthocyanidins also exhibit vasodilatory, anti-carcinogenic, anti-allergic, anti-inflammatory, anti-bacterial, cardio-protective, immune-stimulating, anti-viral and estrogenic activities [8], as well as are inhibitors of the enzymes phospholipase A2 [9], cyclooxygenase and lipooxygenase [10]. The anti-inflammatory activity of proanthocyanidins is one of the most widely studied [11,12,13,14,15,16,17]. Mechanisms of action include modulation of the arachidonic acid and nuclear factor-κB (NF-κB) pathways, inhibition of eicosanoid generating enzymes, inflammatory mediator secretion and the mitogen-activated protein kinase pathway [18].

Grapes (Vitis vinifera L.) are one of the most widely grown fruit crops throughout the world, and their composition and properties have been extensively investigated, with several reports of the presence of phenolic compounds [19,20]. Grape seeds, amounting to 38%–52% on a dry matter basis [21], are a considerable proportion of the industrial byproduct from the winemaking process. Grape seeds constitute a cheap source of antioxidant compounds due to their incomplete extraction during wine production, providing important economic advantages [20,22]. Cocoa and cocoa products, i.e. cocoa liquor, cocoa powder and chocolates, are worldwide consumed and common ingredients of many food products. The chocolate market has remained stable during the last years [23] and, alternatively, the scientific interest on this potential bioactive source has grown at exponential levels. In grape seeds and cocoa extracts, proanthocyanidins represent the major part of the total polyphenolic extract. These compounds are, in fact, composed of chains of flavan-3-ols units, (+)-catechin and (−)-epicatechin, linked together through C4–C6 and C4–C8 interflavanoid bonds, and various gallate esters [24]”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5343911/)

Black Pepper Extract – Anti Inflammatory and Pain Relief

One of the most popular and well-loved spices, black pepper offers both anti-inflammatory and pain-reducing effects. According to a study published in Arthritis

Research & Therapy of piperine, a compound that gives black pepper its sharp taste, prevents inflammation.

Black pepper (Piper nigrum) is historically one of the most important spices and herbal medicine, and is now cultivated in tropical regions worldwide. The essential oil of black pepper fruits has shown a myriad of biological activities and is a commercially important commodity. In this work, five black pepper essential oils from eastern coastal region of Madagascar and six black pepper essential oils from the Amazon region of Brazil were obtained by hydrodistillation and analyzed by gas chromatography-mass spectrometry. The major components of the essential oils were α-pinene, sabinene, β-pinene, δ-3-carene, limonene, and β-caryophyllene. A comparison of the Madagascar and Brazilian essential oils with black pepper essential oils from various geographical regions reported in the literature was carried out. A hierarchical cluster analysis using the data obtained in this study and those reported in the literature revealed four clearly defined clusters based on the relative concentrations of the major components.

The essential oils of black pepper have been analyzed by GC-MS. The oils were dominated by monoterpene hydrocarbons. Black pepper oils from various geographical locations have shown qualitative similarities with differences in the concentrations of their major components. β-Caryophyllene, limonene, β-pinene, α-pinene, δ-3-carene, sabinene, and myrcene were the main components of P. nigrum oil. The cluster analysis revealed four clearly defined clusters for P. nigrum”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6930617/)

“Cell adhesion molecules are expressed on various immune cells and play pivotal role during any inflammatory event. Inhibition of these molecules by any pharmacological molecule is being considered as surrogative marker of the anti-inflammatory property of the molecule [42, 51, 52]. We have reported that β-sitosterol significantly inhibits the TNF-α induced expression of ICAM-1, VCAM-1 and E-selectin. Cell adhesion assay using human neutrophils has been used to measure the functional correlation of cell adhesion molecules inhibition. We have also reported that β-sitosterol significantly blocks the adhesion of neutrophils to endothelial monolayer. We investigated the status of nuclear transcription factor-κB (NF-κB) and were able to establish that β-sitosterol significantly blocks the TNF-α induced activation of NF-κB[25]. In an independent study, Loizou et al. reported similar activity of β-sitosterol in human arterial endothelial cells (HAECs) [53]. They reported that β-sitosterol inhibits significantly intracellular adhesion molecule 1 and vascular adhesion molecule 1 in TNF-α-stimulated HAEC as well as the binding of U937 cells to TNF-α-stimulated HAEC and attenuates the phosphorylation of nuclear factor-κB p65 [53]. β-Sitosterol isolated from leaves of Nyctanthe-sarbortristis Linn. (Oleaceae) has been reported to posess analgesic activity and anti-inflammatory activities. Analgesic activity has been shown by hot plate test and acetic acid-induced writhings and anti-inflammatory activity by carrageenan-induced hind paw edema method [54]. Recently Han et al. have investigated the effect of β-sitosterol in 2,4-dinitrofluorobenzene (DNFB)-induced AD-like skin lesions in NC/Nga mice. They reported that infiltration of inflammatory cells and the number of scratchings were clearly reduced in the β-sitosterol treated group compared with the DNFB-treated group. β-Sitosterol significantly reduced the levels of inflammation-related mRNA and protein in the AD skin lesions. It significantly reduced the levels of histamine, IgE, and interleukin-4 in the serum of DNFB-treated NC/Nga mice [55]. They further reported that the activation of mast cell-derived caspase-1 was decreased by treatment with β-sitosterol in the AD skin lesions. β-Sitosterol also significantly decreased the production of tumor necrosis factor-alpha from stimulated splenocytes, it inhibitedthe production and mRNA expression of TSLP through blocking of caspase-1 and nuclear factor-kappaB signal pathways in the stimulated HMC-1 cells [55].

This review opens new avenues for researchers to identify and characterize novel therapeutic molecules from Piper species and investigate their efficacy in preclinical animal models. The in-vitro and in-vivo studies from our group and others have clearly demonstrated the anti-inflammatory and antioxidant potential of P. longum and P. galeatum extracts and their constituents. Thus, these findings led us to propose that the use of Piper extracts or their constituents as dietary supplements may be useful in the prevention of many diseases like asthma, COPD, cancer and cardiovascular diseases”.

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6295909/)

Additional Ingredients:

Purified Water, Vegetable Glycerin, Propylene Glycol, Arnica Montana Flower

Extract, Boswellia Serrata Extract, Hydroxyethyl cellulose, Phenoxyethanol, Caprylic Glycol, Potassium Sorbate, Hexylene Glycol, Distilled Water, Isopropyl Alcohol, Triethanolamine, Sodium Benzoate

Additional Claims:

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

- Cooling menthol relieves minor pain associated with arthritis-like symptoms

CB5 Massage Oil

1500mg

Ingredients:

β-Caryophyllene - For Pain

“Natural bicyclic sesquiterpenes, β-caryophyllene (BCP) and β-caryophyllene oxide (BCPO), are present in a large number of plants worldwide. Both BCP and BCPO (BCP(O)) possess significant anticancer activities, affecting growth and proliferation of numerous cancer cells. Nevertheless, their antineoplastic effects have hardly been investigated in vivo. In addition, both compounds potentiate the classical drug efficacy by augmenting their concentrations inside the cells. The mechanisms underlying the anticancer activities of these sesquiterpenes are poorly described. BCP is a phytocannabinoid with strong affinity to cannabinoid receptor type 2 (CB 2), but not cannabinoid receptor type 1 (CB 1). In opposite, BCP oxidation derivative, BCPO, does not exhibit CB 1/2 binding, thus the mechanism of its action is not related to endocannabinoid system (ECS) machinery. It is known that BCPO alters several key pathways for cancer development, such as mitogen-activated protein kinase (MAPK), PI3K/AKT/mTOR/S6K1 and STAT3 pathways. In addition, treatment with this compound reduces the expression of procancer genes/proteins, while increases the levels of those with proapoptotic properties. The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology. This review is focused on anticancer and analgesic activities of BCP and BCPO, the mechanisms of their actions, and potential therapeutic utility.”

α-Pinene – Anti- Inflammatory and Pain Relief

“α- and β-pinene are well-known representatives of the monoterpenes group, and are found in many plants’ essential oils. A wide range of pharmacological activities have been reported, including antibiotic resistance modulation, anticoagulant, antitumor, antimicrobial, antimalarial, antioxidant, anti-inflammatory, anti-Leishmania, and analgesic effects. This article aims to summarize the most prominent effects of α- and β-pinene, namely their cytogenetic, gastroprotective, anxiolytic, cytoprotective, anticonvulsant, and neuroprotective effects, as well as their effects against H2O2-stimulated oxidative stress, pancreatitis, stress-stimulated hyperthermia, and pulpal pain. Finally, we will also discuss the bioavailability, administration, as well as their biological activity and clinical applications”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

“Inflammation is an immune reaction that provides defense to the human body against damage or infection [73]. Inappropriate immune responses in body often lead to inflammatory diseases. Macrophage plays an essential role in inflammatory reactions. Rufino et al. analyzed the anti-inflammatory and chondroprotective effect of Juniperus oxycedrus EO and their major constituents α-pinene enantiomers in human chondrocyte [74]. (+)-α-pinene (1) exhibited the strongest prevention against IL-1β-stimulated inflammatory and catabolic pathways. Similarly, in another study, the anti-inflammatory effect of α-pinene was studied on peritoneal macrophages of male C57BL/6 rats [73]. Results revealed that α-pinene do not exhibit cytotoxicity up to 20 µL/dose. α-pinene reduced IL-6 and TNF-α formation in macrophages of rats. It was also found that nitrite production was reduced by α-pinene. In addition, western blot analysis revealed that α-pinene prevented NF-kB promotion. Likewise, Li et al. analyzed the activity of α-pinene and Frankincense oil (Boswellia carterii) on inflammation in Kunning rats. Frankincense oil, water extracts, and their constituents were screened against xylene-stimulated edema and formalin-sensitized hind paw edema in mice model to assess the anti-inflammatory and anti-analgesic properties. Frankincense oil revealed higher anti-inflammatory and anti-analgesic effects, compared to mice administered with water extracts. Strong pharmacological effects were observed using the combination of the three separated constituents in hind paw inflammation and COX-2 overexpression, when compared with their use alone”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6920849/)

Rosemary Extract -For Pain Relief

“Pain is the most common problem experienced by hemodialysis patients, especially musculoskeletal pain in lower extremities, which is usually not completely treated and adversely affects their quality of life. The present study was conducted with the aim to determine and compare the effects of topical application of menthol and rosemary for musculoskeletal pain in hemodialysis patients. The present single-blind clinical trial recruited 105 eligible patients undergoing hemodialysis in selected hospitals affiliated to Isfahan University of Medical Sciences; patients were selected by convenient sampling. Participants’ severity of pain was determined prior to intervention. They were then randomly divided into rosemary, menthol, and placebo groups. All three groups applied medication on the site of pain on their legs three times a day for three days and recorded the severity of pain four hours after morning and afternoon applications. The statistical analysis of data was performed using SPSS 18. The mean score of severity of pain before the intervention was not significantly different among the three groups (p = 0.83), but it became significantly different after intervention (p = 0.001). Significant differences were observed in mean severity of pain before and after intervention in rosemary and menthol groups (p < 0.001), but not in the placebo group (p = 0.21). Topical application of menthol and rosemary can alleviate severity and frequency of recurrence of musculoskeletal pain in hemodialysis patients; however, according to the results of the study, none had precedence over the other”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5684790/)

Cacao Extract – For Chronic Pain

Phenolic compounds, which are secondary plant metabolites, are considered an integral part of the human diet. Physiological properties of dietary polyphenols have come to the attention in recent years. Especially, proanthocyanidins (ranging from dimers to decamers) have demonstrated potential interactions with biological systems, such as antiviral, antibacterial, molluscicidal, enzyme-inhibiting, antioxidant, and radical-scavenging properties. Agroindustry produces a considerable amount of phenolic-rich sources, and the ability of polyphenolic structures to interacts with other molecules in living organisms confers their beneficial properties. Cocoa wastes and grape seeds and skin byproducts are a source of several phenolic compounds, particularly mono-, oligo-, and polymeric proanthocyanidins. The aim of this work is to compare the phenolic composition of Theobroma cacao and Vitis vinifera grape seed extracts by high pressure liquid chromatography coupled to a quadrupole time-of-flight mass spectrometer and equipped with an electrospray ionization interface (HPLC-ESI-QTOF-MS) and its phenolic quantitation in order to evaluate the proanthocyanidin profile. The antioxidant capacity was measured by different methods, including electron transfer and hydrogen atom transfer-based mechanisms, and total phenolic and flavan-3-ol contents were carried out by Folin–Ciocalteu and Vanillin assays. In addition, to assess the anti-inflammatory capacity, the expression of MCP-1 in human umbilical vein endothelial cells was measured.

Phenolic compounds are ubiquitous compounds found in most fruits and vegetables and are associated with multiple biological activities, including radioprotective, anti-inflammatory, anti-carcinogenic, antiviral and antibacterial properties attributed mainly to their antioxidant and antiradical activity [1,2]. Increasing the antioxidant compounds intake in the human diet and, for example, enriching food with antioxidant compounds, is considered important. As some synthetic antioxidants may exhibit toxicity and require high manufacturing costs showing lower efficiency than natural antioxidants, there is a need to identify natural and possibly more economic and effective antioxidants with potential to be incorporated into foods [3]. Several studies show the effect of bioactive compounds on gene expression and its impact on metabolic pathways to prevent and/or ameliorate symptoms in some diseases [4] and, therefore, its rational use is an open door in alternate medicine or pharmaceutical industry.

Tannins (comprising hydrolysable and condensed tannins) are one of the major groups of polyphenols which are found in our diets. Proanthocyanidins (belonging condensed tannins) have been identified in several agricultural byproducts, seeds, fruits and vegetables [5] and their biological metabolism and pharmacokinetics have been extensively reviewed [6]. In addition to the free radical scavenging and antioxidant activity [7], proanthocyanidins also exhibit vasodilatory, anti-carcinogenic, anti-allergic, anti-inflammatory, anti-bacterial, cardio-protective, immune-stimulating, anti-viral and estrogenic activities [8], as well as are inhibitors of the enzymes phospholipase A2 [9], cyclooxygenase and lipooxygenase [10]. The anti-inflammatory activity of proanthocyanidins is one of the most widely studied [11,12,13,14,15,16,17]. Mechanisms of action include modulation of the arachidonic acid and nuclear factor-κB (NF-κB) pathways, inhibition of eicosanoid generating enzymes, inflammatory mediator secretion and the mitogen-activated protein kinase pathway [18].

Grapes (Vitis vinifera L.) are one of the most widely grown fruit crops throughout the world, and their composition and properties have been extensively investigated, with several reports of the presence of phenolic compounds [19,20]. Grape seeds, amounting to 38%–52% on a dry matter basis [21], are a considerable proportion of the industrial byproduct from the winemaking process. Grape seeds constitute a cheap source of antioxidant compounds due to their incomplete extraction during wine production, providing important economic advantages [20,22]. Cocoa and cocoa products, i.e. cocoa liquor, cocoa powder and chocolates, are worldwide consumed and common ingredients of many food products. The chocolate market has remained stable during the last years [23] and, alternatively, the scientific interest on this potential bioactive source has grown at exponential levels. In grape seeds and cocoa extracts, proanthocyanidins represent the major part of the total polyphenolic extract. These compounds are, in fact, composed of chains of flavan-3-ols units, (+)-catechin and (−)-epicatechin, linked together through C4–C6 and C4–C8 interflavanoid bonds, and various gallate esters [24]”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5343911/)

Black Pepper Extract – Anti Inflammatory and Pain Relief

“One of the most popular and well-loved spices, black pepper offers both anti-inflammatory and pain-reducing effects. According to a study published in Arthritis Research & Therapy of piperine, a compound that gives black pepper its sharp taste, prevents inflammation.

Black pepper (Piper nigrum) is historically one of the most important spices and herbal medicine, and is now cultivated in tropical regions worldwide. The essential oil of black pepper fruits has shown a myriad of biological activities and is a commercially important commodity. In this work, five black pepper essential oils from eastern coastal region of Madagascar and six black pepper essential oils from the Amazon region of Brazil were obtained by hydrodistillation and analyzed by gas chromatography-mass spectrometry. The major components of the essential oils were α-pinene, sabinene, β-pinene, δ-3-carene, limonene, and β-caryophyllene. A comparison of the Madagascar and Brazilian essential oils with black pepper essential oils from various geographical regions reported in the literature was carried out. A hierarchical cluster analysis using the data obtained in this study and those reported in the literature revealed four clearly defined clusters based on the relative concentrations of the major components. The essential oils of black pepper have been analyzed by GC-MS. The oils were dominated by monoterpene hydrocarbons. Black pepper oils from various geographical locations have shown qualitative similarities with differences in the concentrations of their major components. β-Caryophyllene, limonene, β-pinene, α-pinene, δ-3-carene, sabinene, and myrcene were the main components of P. nigrum oil. The cluster analysis revealed four clearly defined clusters for P. nigrum”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6930617/)

“Cell adhesion molecules are expressed on various immune cells and play pivotal role during any inflammatory event. Inhibition of these molecules by any pharmacological molecule is being considered as surrogative marker of the anti-inflammatory property of the molecule [42, 51, 52]. We have reported that β-sitosterol significantly inhibits the TNF-α induced expression of ICAM-1, VCAM-1 and E-selectin. Cell adhesion assay using human neutrophils has been used to measure the functional correlation of cell adhesion molecules inhibition. We have also reported that β-sitosterol significantly blocks the adhesion of neutrophils to endothelial monolayer. We investigated the status of nuclear transcription factor-κB (NF-κB) and were able to establish that β-sitosterol significantly blocks the TNF-α induced activation of NF-κB[25]. In an independent study, Loizou et al. reported similar activity of β-sitosterol in human arterial endothelial cells (HAECs) [53]. They reported that β-sitosterol inhibits significantly intracellular adhesion molecule 1 and vascular adhesion molecule 1 in TNF-α-stimulated HAEC as well as the binding of U937 cells to TNF-α-stimulated HAEC and attenuates the phosphorylation of nuclear factor-κB p65 [53]. β-Sitosterol isolated from leaves of Nyctanthe-sarbortristis Linn. (Oleaceae) has been reported to posess analgesic activity and anti-inflammatory activities. Analgesic activity has been shown by hot plate test and acetic acid-induced writhings and anti-inflammatory activity by carrageenan-induced hind paw edema method [54]. Recently Han et al. have investigated the effect of β-sitosterol in 2,4-dinitrofluorobenzene (DNFB)-induced AD-like skin lesions in NC/Nga mice. They reported that infiltration of inflammatory cells and the number of scratchings were clearly reduced in the β-sitosterol treated group compared with the DNFB-treated group. β-Sitosterol significantly reduced the levels of inflammation-related mRNA and protein in the AD skin lesions. It significantly reduced the levels of histamine, IgE, and interleukin-4 in the serum of DNFB-treated NC/Nga mice [55]. They further reported that the activation of mast cell-derived caspase-1 was decreased by treatment with β-sitosterol in the AD skin lesions. β-Sitosterol also significantly decreased the production of tumor necrosis factor-alpha from stimulated splenocytes, it inhibitedthe production and mRNA expression of TSLP through blocking of caspase-1 and nuclear factor-kappaB signal pathways in the stimulated HMC-1 cells [55].

This review opens new avenues for researchers to identify and characterize novel therapeutic molecules from Piper species and investigate their efficacy in preclinical animal models. The in-vitro and in-vivo studies from our group and others have clearly demonstrated the anti-inflammatory and antioxidant potential of P. longum and P. galeatum extracts and their constituents. Thus, these findings led us to propose that the use of Piper extracts or their constituents as dietary supplements may be useful in the prevention of many diseases like asthma, COPD, cancer and cardiovascular diseases”.

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6295909/)

Additional Ingredients:

Mineral Oil, Sunflower Oil, Safflower Oil, Caprylic Capric Triglyceride, Sesame

Seed Oil, Jojoba Seed Oil, Olive Oil, Vitamin E (Tocopheryl Acetate), Vitamin A (Retinyl Palimitate)

Claims:

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

CB5 Anytime Gummies

Claim: Immune Health

Ingredients:

β-Caryophyllene -

This study show ““A wide range of medicinal and Aromatic Plants (MAPs) have been explored for their essential oils in the past few decades. Essential oils are complex volatile compounds, synthesized naturally in different plant parts during the process of secondary metabolism. Essential oils have great potential in the field of biomedicine as they effectively destroy several bacterial, fungal, and viral pathogens. The presence of different types of aldehydes, phenolics, terpenes, and other antimicrobial compounds means that the essential oils are effective against a diverse range of pathogens. The reactivity of essential oil depends upon the nature, composition, and orientation of its functional groups. The aim of this article is to review the antimicrobial potential of essential oils secreted from MAPs and their possible mechanisms of action against human pathogens. This comprehensive review will benefit researchers who wish to explore the potential of essential oils in the development of novel broad-spectrum key molecules against a broad range of drug-resistant pathogenic microbes”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5206475/)

Studies suggest, “beta-Caryophyllene reduces inflammation associated with multiple sclerosis and immune system dysfunction (http://www.mdpi.com/1420-3049/19/8/12814/html)

 Beta-Caryophyllene reduces the inflammatory and plaque buildup associated with the PPAR pathway in Alzheimer's disease. “The activation of cannabinoid receptor 2 (CB2) has the beneficial effect of reducing neuroinflammatory response in the treatment of Alzheimer's disease (AD) and is suggested to trigger the peroxisome proliferator-activated receptor-γ (PPARγ) pathway; agonists of both receptors improve AD. Recently, the plant metabolite β-caryophyllene was shown to selectively bind to CB2 receptor and act as a full agonist. In this study, we examined the anti-inflammatory effect of β-caryophyllene in a transgenic APP/PS1 AD model and analyzed whether this effect was mediated by CB2 and PPARγ. As a result β-Caryophyllene, given orally, prevented cognitive impairment in APP/PS1 mice, and this positive cognitive effect was associated with reduced β-amyloid burden in both the hippocampus and the cerebral cortex. Moreover, β-caryophyllene reduced astrogliosis and microglial activation as well as the levels of COX-2 protein and the mRNA levels of the proinflammatory cytokines tumor necrosis factor-α and interleukin-1β in the cerebral cortex. The use of the CB2 antagonist AM630 or the PPARγ antagonist GW9662 significantly reversed the protective effects of β-caryophyllene on APP/PS1 mice.These results demonstrate that the anti-inflammatory effect of the sesquiterpene β-caryophyllene involves CB2 receptor activation and the PPARγ pathway and suggest β-caryophyllene as an attractive molecule for the development of new drugs with therapeutic potential for the treatment of AD”. (https://www.ncbi.nlm.nih.gov/pubmed/25171128/)

Cacao Oil –

Cocoa - Gene Expression & Immune Response-

 Further, Cocoa consumption may stimulate changes in redox-sensitive signaling pathways involved in gene expression and the immune response. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4145303/#B10-nutrients-06-03202)

Black Pepper Oil, Immunomodulatory and Anti-Allergic Effect In Pepper

“The immunomodulatory potential of piperine have demonstrated promising potential. Bezerra et al. [9] reported that the incubation of tumor cell lines with 5-fluorouracil (5-FU) in the presence of piperine produced an increase in growth inhibition, observed by lower IC50 values for 5-FU. At the same time, leucopoenia induced by treatment with 5-FU was reduced by the combined use with piperine, showing improved immunocompetence hampered by 5-FU [9]. In the study of Bernardo et al. [10], which evaluated the effect of piperine to B cell functioning and on the humoral immune response to T-un/dependent antigens, it was found that, in vitro, it inhibits proliferative response induced by lipopolysaccharide (LPS) and immunoglobulin α-IgM antibody. Also, piperine resulted in inhibition of IgM antibody secretion and reduced expression of cluster of differentiation CD86 [10]. A recent study of Lee et al. demonstrated that piperine in combination with gamma-aminobutyric acid (GABA) mediated p38 and JNK MAPK activation, which increased EPO and EPO-R expression, resulting in up-regulation of IL-10 and NF-κB [11]. In addition to immunomodulation, piperine exhibits significant anti-allergic activity in ovalbumin-induced allergic rhinitis in mice. Piperine significantly ameliorated sneezing, rubbing, and redness induced by sensitization of nerve endings resulted from histamine released in response to antigen-antibody reaction [12], but also decreased nitric oxide (NO) levels due to lower migration of eosinophils into nasal epithelial tissue. As in the histopathological section of the nasal mucosa, it was found that piperine treatment attenuated inflammation, redness, and disruption of alveoli and bronchiole [12]. In an ovalbumin-induced asthma model, the administration of piperine decreased the Appl. Sci. 2019, 9, 4270 3 of 29 infiltration of eosinophils and reduced airway hyperresponsiveness by suppressing T cell activity and Th2 cytokine production [13]Anti-Diabetic Effect Piperine enhances hepatic oxidized glutathione (GSSG, by 100%) and decreases renal glutathione (GSH, by 35%) concentration and renal glutathione reductase (GR) activity (by 25%) in streptozotocin-induced diabetic rats when compared to healthy controls [14]. Brahmanaidu et al. [15] reported that piperine would suppress the body weight, and improve insulin and leptin sensitivity, thereby regulating obesity. In the study of twenty piperine derivatives containing benzothiazole moiety, nine piperine analogs exhibited higher anti-diabetic activity, in comparison with the standard, rosiglitazone [16]. Piperine exhibits anti-hyperglycemic activity in alloxan-induced diabetic mice since significant blood glucose-lowering effect was registered after 14 days of oral intake at a dose of 20 mg/kg. On the other hand, the same study showed that high dose (40 mg/kg) acutely raise blood glucose level [17]. Another confirmation of piperine’s ability to increase the efficacy of various drugs was demonstrated with respect to those used to treat diabetes. In another study, on alloxan-induced diabetic rats, the combination of piperine with a therapeutic dose of metformin (10 mg/kg + 250 mg/kg) showed a significantly higher lowering of blood glucose level as compared to metformin alone on both the 14th and 28th day [18]. On streptozotocin-induced diabetic rats, the combination of piperine and glimepiride increased all the pharmacokinetic parameters (Cmax, AUC0-n, AUCtotal, T1/2, MRT, and decreased the clearance, Vd) and improved overall antioxidant status [19]. Piperine reduces ligand-induced liver X receptor α activity in a dose-dependent manner, showing its role as its antagonist, while its dietary effects in high-fat-diet (HFD, +0.05% piperine) rats showed decreased plasma insulin and glucose concentrations and increased insulin sensitivity [20]. Consequently, it downregulates genes involved in endoplasmic reticulum stress and upregulates GLUT2. Piperine inhibits the adipocyte differentiation of 3T3-L1 cells by decreasing master adipogenic transcriptional factors PPARγ, SREBP-1c, and C/EBPβ, leading to inhibition of adipogenesis [21]. It was reported that piperine inhibits uridine diphosphate-glucose dehydrogenase (UDP-GDH), UDP-glucuronosyltransferase (UDP-GT) and decreases UDP-glucuronic acid (UDPGA) in rat and guinea pig liver and intestine [22]. Piperine reduces total plasma cholesterol, low density lipoprotein (LDL) cholesterol, very low-density lipoprotein (VLDL), the activity of 3-hydroxy 3-methyl glutaryl coenzyme A (HMG CoA) reductase in the tissues, and increases lipoprotein lipase (LPL) and plasma lecithin cholesterol acyl transferase (LCAT). All these effects consequently result with the prevention of the plasma lipids and lipoproteins accumulation in antithyroid drug-induced hypercholesterolemic rats [23]”. ( Author Contributions: All authors (Z.S.-R., M.P., M.D., A.A., N.V.A.K., B.S., W.C.C., and J.S.-R.) contributed equally to this work. Z.S.-R., M.P, (file:///C:/Users/SalesGuest/Downloads/applsci-09-04270.pdf)

Additional Ingredients;

Sugar, Corn Syrup, Filtered Water,

Apple Pectin, Coconut Oil, Citric Acid, Natural Flavor, Sodium Citrate

Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

CB5 AM Gummies

Claim: Energy and Focus

Ingredients:

β-Caryophyllene –

“The selective activation of CB 2 may be considered a novel strategy in pain treatment, devoid of psychoactive side effects associated with CB 1 stimulation. Thus, BCP as selective CB 2 activator may be taken into account as potential natural analgesic drug. Moreover, due to the fact that chronic pain is often an element of cancer disease, the double activity of BCP, anticancer and analgesic, as well as its beneficial influence on the efficacy of classical chemotherapeutics, is particularly valuable in oncology.”

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5083753/)

Focus/Brain health: By reducing neuroinflammation and increasing antioxidant levels in the brain, BCP can reduce seizures, swelling, and brain damage after a stroke. By improving blood flow to the brain, it can improve vascular dementia. And by activating CB2 receptors (which prevent dopamine loss), BCP can even help prevent Alzheimer’s and Parkinson’s

Cacao Oil – for Concentration

“One may wonder why methylxanthines are so abundant in beverages used by humans for centuries, or in cola-drinks that have been heavily consumed since their appearance. It is likely that humans have stuck to any brew containing compounds with psychoactive properties, resulting in a better daily life, i.e., more efficient thinking, exploring, hunting, etc., however, without the serious side effects of drugs of abuse. The physiological effects of methylxanthines have been known for a long time and they are mainly mediated by the so-called adenosine receptors. Caffeine and theobromine are the most abundant methylxanthines in cacao and their physiological effects are notable. Their health-promoting benefits are so remarkable that chocolate is explored as a functional food. The consequences of adenosine receptor blockade by natural compounds present in cacao/chocolate are here reviewed. Palatability and health benefits of methylxanthines, in general, and theobromine, in particular, have further contributed to sustain one of the most innocuous and pleasant habits: chocolate consumption”. (Franco R, Oñatibia-Astibia A, Martínez-Pinilla E. Health Benefits of Methylxanthines in Cacao and Chocolate. Nutrients. 2013; 5(10):4159-4173.) https://www.mdpi.com/2072-6643/5/10/4159

α-Pinene – for Focus, Neuro-protection.

“Proanthocyanidins are among the most abundant constituents in pine bark extracts (PBEs). This review summarizes medical research on PBEs from Pinus pinaster, Pinus radiata, Pinus massoniana, and other less well characterized species. The precise mechanisms of the important physiologic functions of PBE components remain to be elucidated, but there is evidently great potential for the identification and development of novel antioxidant, anti-inflammatory, cardiovascular, neuroprotective, and anticancer medicines. Although toxicological data for PBEs are limited, no serious adverse effects have been reported. PBEs, therefore, may have potential as nutraceuticals and pharmaceuticals and should be safe for use as food ingredients”. (http://jpet.aspetjournals.org/content/353/1/9.short)

D-Limonene -For Focus

“

Stress is closely linked by its biological mechanisms to inflammation and by its consequences to accelerated aging. Stress triggers a hormonal response along the hypothalamus-pituitary-adrenal (HPA) axis, which can disrupt the ortho/parasympathetic balance essential for a harmonious life. Proper nutrition, adequate physical activity, and limiting the harmful influence of stress play important roles in avoiding the development of disease and promoting healthy aging. d-Limonene, a monoterpene shown to reduce inflammatory parameters in several pre-clinical and clinical models, could also produce an anti-stress action by altering ortho/parasympathetic parameters as well as central neurotransmitter functions. Here we report on a rat model, where a functional observational battery (FOB) was performed by submitting animals to non-pathological stress. d-Limonene or its metabolite perillyl alcohol (POH) were administered per os at a dose of 10 mg/kg. FOB tests were performed 1 hr before gavage and then at 60, 120, and 180 min. These tests confirmed the stressed status of control rats fed vehicle. Conversely, a series of parameters were significantly less disturbed in treated rats, who retained a better activity and displayed less signs of stress. These effects were more pronounced and sustained after ingestion of d-limonene than POH, suggesting the role of endogeneous metabolization of the terpene. These studies show that d-limonene exerts, through its metabolite POH, a significant anti-stress action measurable by behavioral and physiologic parameters under the influence of the nervous system. In addition to its anti-inflammatory effects, a beneficial role as an anti-stress substance could thus be claimed for d-limonene used as a dietary supplement”. (https://www.ncbi.nlm.nih.gov/pubmed/24125633)

Black Pepper Oil – For Energy

The black pepper (Piper nigrum L) vine and its extracts have been used as a folk medicine in a variety of cultures and are the source of the most common used spice worldwide. The chemical piperine is a major bioactive component present in black pepper (and white pepper as well) that has numerous reported physiological and drug-like actions. The scientific literature provides evidence that black pepper may have health benefits, particularly in enhancing digestive tract function. There is suggestive evidence that black pepper piperine may have nervous system benefits and may influence body energy usage in rats. Preliminary evidence in cell culture studies suggests that black pepper contains antioxidant constituents and possesses anti-inflammatory and antimicrobial properties. An overview of major uses for black pepper is presented here, and the strength of the evidence is graded’. (https://journals.lww.com/nutritiontodayonline/Abstract/2010/01000/Black_Pepper__Overview_of_Health_Benefits.8.aspx)

Other Ingredients;

Sugar, Corn Syrup, Filtered Water, Apple Pectin, Coconut Oil, Citric Acid, Natural Flavor, Sodium

Citrate

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports natural, healthy sleep

- Support for occasional sleeplessness

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

CB5 PM Gummies

Claim: Relax & Sleep

Ingredients:

β-Caryophyllene – For Relaxation,

“Caryophyllene is a major component in the essential oils of various species of medicinal plants used in popular medicine in Brazil. It belongs to the chemical class of the sesquiterpenes and has been the subject of a number of studies. Here, we evaluated the effects of this compound in airway smooth muscle. The biological activities of trans-caryophyllene were examined in isolated bath organs to investigate the effect in basal tonus. Electromechanical and pharmacomechanical couplings were evaluated through the responses to K+ depolarization and exposure to acetylcholine (ACh), respectively. Isolated cells of rat tracheal smooth muscle were used to investigate trans-caryophyllene effects on voltage-dependent Ca2+ channels by using the whole-cell voltage-clamp configuration of the patch-clamp technique. trans-Caryophyllene showed more efficiency in the blockade of electromechanical excitation-contraction coupling while it has only minor inhibitory effect on pharmacomechanical coupling. Epithelium removal does not modify tracheal smooth muscle response elicited by trans-caryophyllene in the pharmacomechanical coupling. Under Ca2+-free conditions, pre-exposure to trans-caryophyllene did not reduce the contraction induced by ACh in isolated rat tracheal smooth muscle, regardless of the presence of intact epithelium. In the whole-cell configuration, trans-caryophyllene (3 mM), inhibited the inward Ba2+ current (IBa) to approximately 50% of control levels. Altogether, our results demonstrate that trans-caryophyllene has anti-spasmodic activity on rat tracheal smooth muscle which could be explained, at least in part, by the voltage-dependent Ca2+ channels blockade.

In conclusion, we have clearly demonstrated that trans-caryophyllene has anti-spasmodic activity on trachealis muscle. We also demonstrated by means of direct electrophysiological measurements (using the patch-clamp method) that trans-caryophyllene-induced blockade of Ca2+ influx through voltage-dependent Ca2+ channels. The provided information that will certainly enrich the pharmacological profile of trans-caryophyllene, a substance that thus appears as a candidate worthy of more investigations envisaging its pharmacotherapeutic use”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6268956/)

Cacao Oil –

“Cacao also contains a high concentration of magnesium. This mineral can suppress the release of the stress hormone known as cortisol. By doing this, magnesium is able to reduce levels of stress which makes you more relaxed and improves mood.”

“Cacao is a source of tryptophan, the precursor to the neurotransmitter serotonin which puts us in a good mood. Cacao stimulates the release of phenylethylamine (PEA) which in turn releases norepinephrine and dopamine. Producing the euphoric effect often associated with a “runner's high”. (https://nootropicsexpert.com/cacao/)

“Cocoa also contains some other compounds with potential biological activity. These are biogenic amines such as serotonin, tryptophan, phenylethylamine, tyrosine, tryptamine and tyramine. The concentration of these compounds increases during fermentation and decreases during roasting and alkalinization. In general, these concentrations are irrelevant in healthy subjects since these compounds are metabolized in the intestinal mucosa, liver and kidneys by the monoamine oxidases (MAO). The effects of biogenic amines are only expressed in people with MAO deficiency and could lead to headaches and increased blood pressure and hence often to chocolate avoidance [b11]. These effects will not be discussed here.

In addition, “a few other compounds with biological activity can be found in cocoa beans and derived products. These are anandamide, an endogenous ligand for the cannabinoid receptor found in low amounts, 0.5 μg g−1, salsolinol and tetrahydro-β-carbolines (THBCs). The latter compounds are found in milk and dark chocolate, and cocoa (5, 20, 25 μg g−1 for salsolinol and 1.4, 5.5 and 3.3 μg g−1 for THBCs, respectively). However, there is no evidence that the consumption of chocolate increases the concentration of these compounds in circulating blood. Finally, magnesium can also be found in cocoa and chocolate (90–100 mg 100 g−1 in cocoa vs. 43–50 mg 100 g−1 in dark chocolate [b11]. In summary, this review will be devoted mostly to the health effects of cocoa and chocolate resulting from the high level of anti-oxidants present in cocoa and chocolate rather considering them as functional foods. This review will try to analyze whether cocoa and chocolate can be considered as nutraceuticals providing health benefits, including the potential prevention of some diseases. Several review articles have been dealing recently with the potential neuroprotective and cognition enhancing properties of flavonoids from various sources [b12–b15]. In the present review we will concentrate on the potential effects of flavonoids from cocoa and chocolate with a particular emphasis on brain activity and potential neuroprotective action. In addition, the effects of chocolate on mood will be considered”. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3575938/)

Linalool – For Relaxation

“Linalool is also a critical component in the production of Vitamin E. Relaxation and stress relief are typical in linalool rich strains. Also known to carry anti-anxiety, analgesic and anti-inflammatory properties, linalool can also aid with insomnia due to its sedative nature.Mar 17, 2018

“Aromatherapy uses essential oils (EOs) for several medical purposes, including relaxation. The association between the use of aromas and a decrease in anxiety could be a valuable instrument in managing anxiety in an ever increasing anxiogenic daily life style. Linalool is a monoterpene commonly found as the major volatile component of EOs in several aromatic plant species. Adding to previously reported sedative effects of inhaled linalool, the aim of this study was to investigate the effects of inhaled linalool on anxiety, aggressiveness and social interaction in mice. Additionally, we investigated the effects of inhaled linalool on the acquisition phase of a step-down memory task in mice. Inhaled linalool showed anxiolytic properties in the light/dark test, increased social interaction and decreased aggressive behavior; impaired memory was only seen the higher dose of linalool. These results strengthen the suggestion that inhaling linalool rich essential oils can be useful as a mean to attain relaxation and counteract anxiety”. (https://www.ncbi.nlm.nih.gov/pubmed/19962290)

For Sleep –

“Linalool is a monoterpene often found as a major component of essential oils obtained from aromatic plant species, many of which are used in traditional medical systems as hypno-sedatives. Psychopharmacological evaluations of linalool (i.p. and i.c.v.) revealed marked sedative and anticonvulsant central effects in various mouse models. Considering this profile and alleged effects of inhaled lavender essential oil, the purpose of this study was to examine the sedative effects of inhaled linalool in mice. Mice were placed in an inhalation chamber during 60 min, in an atmosphere saturated with 1% or 3% linalool. Immediately after inhalation, animals were evaluated regarding locomotion, barbiturate-induced sleeping time, body temperature and motor coordination (rota-rod test). The 1% and 3% linalool increased (p<0.01) pentobarbital sleeping time and reduced (p<0.01) body temperature. The 3% linalool decreased (p<0.01) locomotion. Motor coordination was not affected. Hence, linalool inhaled for 1h seems to induce sedation without significant impairment in motor abilities, a side effect shared by most Psycholeptic drugs.” (https://www.ncbi.nlm.nih.gov/pubmed/18824339)

Humulene – For Relaxation

“Humulene relaxes the body and nervous system by reducing inflammation.

This study evaluated “the anti-inflammatory properties of two sesquiterpenes isolated from Cordia verbenacea's essential oil, alpha-humulene and (-)-trans-caryophyllene. Our results revealed that oral treatment with both compounds displayed marked inhibitory effects in different inflammatory experimental models in mice and rats. alpha-humulene and (-)-trans-caryophyllene were effective in reducing platelet activating factor-, bradykinin- and ovoalbumin-induced mouse paw oedema, while only alpha-humulene was able to diminish the oedema formation caused by histamine injection. Also, both compounds had important inhibitory effects on the mouse and rat carrageenan-induced paw oedema. Systemic treatment with alpha-humulene largely prevented both tumor necrosis factor-alpha (TNFalpha) and interleukin-1beta (IL-1beta) generation in carrageenan-injected rats, whereas (-)-trans-caryophyllene diminished only TNFalpha release. Furthermore, both compounds reduced the production of prostaglandin E(2) (PGE(2)), as well as inducible nitric oxide synthase (iNOS) and cyclooxygenase (COX-2) expression, induced by the intraplantar injection of carrageenan in rats. The anti-inflammatory effects of alpha-humulene and (-)-trans-caryophyllene were comparable to those observed in dexamethasone-treated animals, used as positive control drug. All these findings indicate that alpha-humulene and (-)-trans-caryophyllene, derived from the essential oil of C. verbenacea, might represent important tools for the management and/or treatment of inflammatory diseases”. (https://www.ncbi.nlm.nih.gov/pubmed/17559833)

Myrcene – For Sleep

“Myrcene and limonene (100 and 200 mg/kg body wt., i.p.), constituents of essential oils from Lippia alba chemotypes, decreased not only the number of crossings but also numbers for rearing and grooming, as measured by the open-field test in mice. Although muscle relaxation detected by the rota rod test was seen only at the highest doses of citral (200 mg/kg body wt.) and myrcene (100 and 200 mg/kg body wt.), this effect was observed even at the lowest dose of limonene (50 mg/kg body wt.). Also, citral and myrcene (100 and 200 mg/kg body wt.) increased barbiturate sleeping time as compared to control. Limonene was also effective at the highest dose, and although citral did not increase the onset of sleep, it increased the duration of sleep, which is indicative of a potentiation of sleeping time. Citral (100 and 200 mg/kg body wt.) increased 2.3 and 3.5 times, respectively, the barbiturate sleeping time in mice. Similar effects were observed for myrcene and limonene at the highest dose (200 mg/kg body wt.) which increased the sleeping time around 2.6 times. In the elevated-plus maze, no effect was detected with citral up to 25 mg/kg body wt., while at a high dose it decreased by 46% the number of entries in the open arms. A smaller but significant effect was detected with limonene (5 mg/kg body wt.). While myrcene (10 mg/kg body wt.) decreased only by 22% the number of entries in the open arms, this parameter was decreased by 48% at the highest dose. Our study showed that citral, limonene and myrcene presented sedative as well as motor relaxant effects. Although only at the highest dose, they also produced a potentiation of the pentobarbital-induced sleeping time in mice, which was more intense in the presence of citral. In addition, neither of them showed an anxiolytic effect, but rather a slight anxiogenic type of effect at the higher doses”. (https://www.ncbi.nlm.nih.gov/pubmed/12587690)

Black Pepper Oil – For Relaxation

Black pepper in our formula reduces inflammation and promotes relaxation.

“For millennia, spices have been an integral part of human diets and commerce. Recently, the widespread recognition of diet-health linkages bolsters their dietary importance. The bioactive components present in them are of considerable significance owing to their therapeutic potential against various ailments. They provide physiological benefits or prevent chronic ailment in addition to the fundamental nutrition and often included in the category of functional foods. Black pepper (Piper Nigrum L.) is an important healthy food owing to its antioxidant, antimicrobial potential and gastro-protective modules. Black pepper, with piperine as an active ingredient, holds rich phytochemistry that also includes volatile oil, oleoresins, and alkaloids. More recently, cell-culture studies and animal modeling predicted the role of black pepper against number of maladies. The free-radical scavenging activity of black pepper and its active ingredients might be helpful in chemoprevention and controlling progression of tumor growth. Additionally, the key alkaloid components of Piper Nigrum, that is, piperine assist in cognitive brain functioning, boost nutrient's absorption and improve gastrointestinal functionality. In this comprehensive treatise, efforts are made to elucidate the antioxidant, antimicrobial, anti-inflammatory, gastro-protective, and antidepressant activities of black pepper. Moreover, the synergistic interaction of black pepper with different drugs and nutrients is the limelight of the manuscript. However, the aforementioned health-promoting benefits associated with black pepper are proven in animal modeling. Thus, there is a need to conduct controlled randomized trials in human subjects, cohort studies, and meta-analyses. Such future studies would be helpful in recommending its application in diet-based regimens to prevent various ailments”. (https://www.ncbi.nlm.nih.gov/pubmed/23768180)

Additional Ingredients-

Sugar, Corn Syrup, Filtered Water, Apple Pectin, Coconut Oil, Citric Acid, Natural Flavor, Sodium Citrate

Additional Claims:

- Supports a healthy response to occasional stress

- Promotes calmness and relaxation

- Supports natural, healthy sleep

- Support for occasional sleeplessness

- Supports joint health/healthy joint function

- Helps with inflammation following exercise

- Supports the endocannabinoid system and helps maintain balance

ANNEX C

January 26, 2020

FROM:

Markus Chwajol, M.D., FAACS

Assistant Professor of Neurosurgery

Department of Neurosurgery

University of Illinois at Chicago

912 S Wood St.

Chicago, IL 60612

TO:

Boomer Natural Wellness, INC

2820 S. Jones Boulevard

Las Vegas, NV 89146

To Whom It May Concern:

My name is Markus Chwajol and I am a board certified neurosurgeon and Professor of Neurosurgery at the Department of Neurosurgery at the University of Illinois at Chicago.

I have been on the Advisory Board of Boomer Natural Wellness since April 16, 2019. This position with all its demands, requirements and privileges was offered to me by the company because of my status as one of the leading experts in the field Boomer desired to go into.

The direction the company wanted to adapt, and my experience in the field of Terpenes and CBD products, and their effect on human health were a perfect match.

Although performing surgeries is my profession, early in my career I realized that preserving and enhancing brain function in the entire population would likely be more beneficial to human brain health than performing a surgery on an already diseased brain tissue in a relative small number of patients. With that in mind, in 2014 I started researching the ways of doing just that. I have read numerous books on the topic of brain health, studied articles, and explored and analyzed web based information on that topic. Initially I focused on finding substances that have an effect on brain function, including improvement of attention, memory, ability to efficiently complete a challenging task, and cognitive health in general. I found out that after surgeries, patients who ingest certain substances recover better and faster that those who do not. I began recommending the investigated constituents to my patients and observed their response.

The “brain vitamins” I recommended to my patients were Terpenes, and I began researching them in more detail in 2014. To my great satisfaction, I recognized that Terpenes can not only help with improving brain health, but they also have a profound positive effect on inflammation, pain, libido, bone, skin, fatigue, and anxiety. I devoted the next few years to researching the benefits of Terpenes on humans, and in 2018 developed a more profound understanding of the advantageous effects Terpenes have on a human brain and body.

In early 2019 I was contacted by Boomer Natural Wellness, INC and after a few clarifying phone conversations asked to become a Member of the Boomer Wellness Advisory Board. The company desired to utilize my knowledge and experience in the field of Terpenes-mediated remedies and asked me to provide consulting services for the company. This arrangement felt like a perfect fit from the get-go and certainly was mutually beneficial. As mentioned above, we signed the Agreement on April 16, 2019.

Boomer asked me to continue to work on and develop a Terpene-based product that would provide benefits not only to the brain but also decrease inflammation, pain and anxiety. This was a challenge that I had actually been working on for some time, and right in the realm of my interests. Since I already had a significant experience in this field, it did not take me long to develop the best and most efficient Terpene formula (please see below). We named the formula CB5 as Terpenes, like CBD’s, act on brain and body receptors to affect their function. Since there are 3 well known types of CB receptors and 2 are still being studied, we named the formula CB 5 (again, please see below).

(CB2) Beta Caryophyllene

(CB1 & CB2) Alfa-Pinene (Pine tree bark extract)

(CB1) Beta-Myrcene (Rosemary extract)

(CB3) Anandamide, 2-AG & Epicatechin (Cacao extract)

(CB1 & CB2) Guineesine and Piperine (Black pepper extract)

(Other REC) Omega-3 fatty acid $ anti-oxidants (Hemp seed oil)

Sodium Bicarbonate (non-active; protects again stomach irritation)

I developed this extremely potent CB5 formula solely based on my own research and expertise. To my best knowledge there have been no other similar products on the market, previously or contemporaneously developed. While I understand Boomer has had business relationships with other physicians/experts in the field, I absolutely had no knowledge of their work on the topic.

I have developed my own CB5 Terpene-based formula completely independently. While other formulas might have incorporated one or two of the same ingredients, to my knowledge, there is no resemblance of my invention to any products that might have been developed in the past or currently exist.

I hope this letter clarifies my position in addition to explaining my relationship with Boomer. Should you have any further questions please feel free to e-mail or call me on my cell phone.

Kind Regards,

/s/ Markus Chwajol

Markus Chwajol, M.D., FAACS